0 - 18668





P.E.
12-30-02

MAIN STREET
AND MAIN INCORPORATED

2002 ANNUAL REPORT



Brand building is our business.



THE BAMBOO CLUB
A Pacific Rim Dining Experience



Selected Financial Highlights

Main Street and Main Incorporated and Subsidiaries (in thousands, except for per share amounts)

Fiscal Year Ended	Dec. 30, 2002	Dec. 31, 2001	Dec. 25, 2000	Dec. 27, 1999	Dec. 28, 1998
Operations Data:					
Revenue	$ 220,151	$ 211,823	$ 186,542	$ 140,294	$ 114,242
Operating income (loss)	(3,318)	3,069	7,548	3,792	6,383
Income (loss) before income taxes	(7,268)	(756)	3,928	1,188	4,165
Net income (loss)[1][2]	(8,577)	(111)	3,678	970	4,165
Diluted earnings per share:					
Net income (loss)[2]	(0.61)	(0.01)	0.33	0.09	0.39
Weighted average shares outstanding – diluted	14,105	14,048	11,117	10,407	10,608
Balance Sheet Data:					
Working capital (deficiency)	$ (15,028)	$ (7,987)	$ (7,692)	$ (16,652)	$ (2,807)
Total assets	112,395	112,462	108,261	86,525	70,255
Long-term debt, net of current portion	51,998	47,232	44,395	31,513	28,264
Stockholders' equity	29,610	40,207	40,499	27,383	26,372

(1) Fiscal 2000 and 2002 includes a charge of $16,000 and $46,000, respectively, for early extinguishment of debt.

(2) Fiscal 1999 includes a charge of $168,000, or $0.02 per share, due to the cumulative effect of change in accounting principle related to the adoption of SOP 98-5.

Total Revenues
(Dollars in millions)

$220
165
110
55
0
98 99 00 01 02

Total Assets
(Dollars in millions)

$112
84
56
28
0
98 99 00 01 02

Annual Same-Store Sales Growth

5%
4%
3%
2%
1%
0
98 99 00 01 02

Main Street and Main Incorporated is the world's largest franchisee of T.G.I. Friday's restaurants, currently operating 59 T.G.I. Friday's restaurants and holding development rights in the states of Arizona, California, Nevada and New Mexico, plus the metropolitan area of Kansas City, Missouri. In addition, the Company operates one Alice Cooper'stown restaurant under license agreement in Cleveland, Ohio.

The Company also owns the concepts and rights to the Bamboo Club and Redfish Seafood Grill and Bar restaurant brands, currently operating nine Bamboo Club and five Redfish restaurants.

***OUR MISSION** is to be a high performance restaurant company known for our commitment to developing employees and creating memorable moments for every guest.*


T.G.I.
FRIDAY'S

- Currently Open
- Managed
- Future


THE
BAMBOO CLUB
A Pacific Rim Dining Experience

- Currently Open
- Future


REDFISH

- Currently Open


Cooperstown
CLEVELAND
WHERE ROCK & ROLL AND SPORTS COLLIDE

- Licensed

Main Street and Main Restaurants by Geographical Distribution at December 31, 2002


Nevada (4)
California (40)
Colorado (1)
Kansas (3)
Arizona (16)
New Mexico (2)
Michigan
Ohio (3)
Illinois (1)
Pennsylvania (1)
Florida (3)

Brand building is our business.

"We are a sales and marketing company, and everyone at Main Street and Main understands that his or her job is all about sales."

Dear Fellow Stockholders:

As we close the book on 2002, we realize it was quite a ride... A rollercoaster ride! As everyone painfully remembers, the disastrous and tragic events of September 11, 2001, coupled with the weak national economy left us with a terrible fourth quarter of 2001. And the disappointment and caution continued into January of 2002. However, beginning in February, and continuing through May, the Main Street team achieved a number of financial and operational goals. We generated same store sales increases of 2.4% and solid earnings during this period reflecting what seemed to be a resilient consumer. Our successful efforts increased our store base to 75 by the middle of 2002, including four new Bamboo Clubs and a new California Friday's. Our first and second quarter of 2002 yielded record revenues and strong profitability.

In early 2002, Corporate Friday's replaced its advertising agency and re-energized its national media program. The new ad campaign and renewed consumer confidence (or so it seemed at the time) helped us overcome some expense challenges of higher minimum wages in California and ever increasing benefit expenses such as workers compensation and health care insurance costs. However, with record financial results in the first quarter, we continued to be generally optimistic about our brand building efforts, the improving economy and the strength of consumer confidence.

Our rollercoaster ride crested as we moved into the second half of 2002... And headed straight downhill. A broad-based and protracted economic slump hit our core markets of Arizona, California and Florida. Friday's national advertising program was not as effective as we hoped, and our competition stiffened. Unfortunately, the economy remained sluggish, our sales were down from the prior year, we lost substantial money in each of the third and fourth quarters and, additionally, recorded significant asset write-downs.

We tried to remain committed to our new store growth, especially in our Bamboo Club brand. As most of you know, construction commitments must be made nearly a year ahead of the store opening. We opened our Bamboo Club in King of Prussia, Pennsylvania, and had commitments for seven more Bamboo Club restaurants throughout the remainder of 2002 and into 2003. However, it finally became clear that we were in for a longer slump as geopolitical events in the Middle East increased the uncertainty of the future.

As a result, we embarked upon some aggressive measures to ensure our long term success:

1. We reviewed our operating measures and focused on profitability for each brand.

2. We began discussions with all of our banks and debt holders to negotiate modifications to our debt covenants reflecting new cash forecasts and the operating performance of today's economy.

3. We carefully evaluated financial performance of each of our stores and recorded appropriate and adequate asset write downs where there was doubt about our ability to recover our investment.



Friday's new Double-glazed Ribs and Chicken, to be introduced in May of 2003 at Main Street's fifth annual Ultimate Summer Promotion.

4. We needed to preserve our cash and limit the addition of new debt, so we dramatically reduced our new store development activities. We began negotiations to defer or terminate five Bamboo Club leases where we have not yet built the restaurant.

5. Finally, we worked extensively and actively with our Corporate Friday's advertising program to strengthen our presence in key markets and deliver a position statement to our core customer and our employees... "Let Friday's be Friday's".



This past year has been a difficult year for business in general and for many companies in the restaurant industry. Our core group of dedicated employees at the restaurant level, at the field supervisory level and at corporate make up the backbone of this organization. They have responded admirably to our tough challenges this past year and remain passionately committed to our organization. Their dedication, support and continued focus has been and will be the way back to disciplined growth and profitability. All of us are proud of the contributions our employees continue to make.

We are a sales and marketing company, and everyone at Main Street and Main understands that his or her job is all about sales. For all four of our restaurant concepts, we will continue to invest in and emphasize revenue growth. To that end, we are increasing our advertising and marketing expenditures during 2003 in key markets for all of our brands, both as an active participant in corporate Friday's national television campaign as well as with our own, unique marketing programs.

As we look toward 2003, we have limited our new store growth until we have greater clarity about the broader impact of geopolitical issues and improvement in the general economic environment. Our current plans call for opening three new Bamboo Clubs. (Already open through April, 2003 are Aventura Mall in Miami, and another in Novi, Michigan, and one in Desert Ridge Mall, Phoenix, is slated for the remainder of 2003.) We also plan to open one Friday's, also in Desert Ridge. We will continue to invest in the future.

We believe that we are headed in the right direction and that we are fully capable of delivering on our operational and financial goals. We are optimistic that the economy will rebound over the next year and that we will be in position to drive improved profitability and investor returns.



The Tempe, Arizona Bamboo Club, opened in November of 2001, is representative of the memorable Asian Rim fine dining experience offered by each of this growing brand's locations.

Sincerely,

BART A. BROWN, JR.
Chief Executive Officer

WILLIAM G. SHRADER
President and Chief Operating Officer





Bamboo Club's Selected Combo is a popular mix of Asian delicacies.

The Bamboo Club is the focus of our future growth. Starting with two acquired restaurants in Phoenix, Arizona, we now boast of nine great locations.

With its sophisticated ambiance and dynamic cuisine, the Bamboo Club attracts acclaim, excitement and upscale dining at each of its beautiful locations. This Pacific Rim restaurant, currently expanding to other parts of the United States, features a diverse selection of entrees, tropical libations, and an international array of beers and extensive selection of fine wines. The memorable menu selections are drawn from exotic locales like Bangkok, Canton, Hong Kong, Singapore and Seoul. Though each restaurant differs somewhat in look and feel, all serve the same irresistible menu favorites amid a dramatic setting enhanced by bamboo sculptures, hand painted murals, candles and lush foliage.


7435



Stuffed Potato Skins is a long-time favorite of T.G.I. Friday's regulars.

T.G.I. Friday's represents our core brand of our impressive and diverse portfolio. The Company is the world's largest franchisee of Friday's and we currently operate 59 restaurants in Arizona, California, New Mexico, Nevada and Kansas City. Friday's restaurants are full-service dining establishments offering freshly-prepared, popular dishes and beverages. One of the premier and most trusted brands in the United States, we offer upbeat service provided by a friendly, well-trained staff in a relaxed and casual setting.





Pasta with Shrimp is a taste of New Orleans, Redfish style.

Redfish Seafood Grill and Bar, an authentically New Orleans French Quarter-themed restaurant, has five locations in Chicago, Denver, Cincinnati, Scottsdale and Chandler, Arizona. Redfish is an upscale casual dining destination featuring full-service offerings including a broad selection of Creole and Cajun dishes, traditional favorites and distinctive fresh seafood specials. Redfish restaurants take our guest on a journey to New Orleans' French Quarter with its Voodoo Lounge which features live music and exciting entertainment in the evenings.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 30, 2002 Commission File Number: 0-18668

MAIN STREET AND MAIN INCORPORATED

(Exact name of registrant as specified in its charter)

DELAWARE	11-2948370
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
5050 NORTH 40TH STREET SUITE 200, PHOENIX, ARIZONA	85018
(Address of principal executive offices)	(Zip Code)

(602) 852-9000
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.001 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes__ No X

At July 1, 2002, there were outstanding 14,129,928 shares of the registrant's common stock, $.001 par value. The aggregate market value of common stock held by nonaffiliates of the registrant (8,378,678 shares) based on the closing sale price of the common stock as reported on the Nasdaq National Market on July 1, 2002, ($6.22 per share) was $52,115,377. For purposes of this computation, all officers, directors, and 10% beneficial owners of the registrant are deemed to be affiliates. Such determination should not be deemed an admission that such officers, directors, or 10% beneficial owners are, in fact, affiliates of the registrant.

Documents incorporated by reference: Portions of the registrant's Proxy Statement for the 2003 Annual Meeting of Stockholders are incorporated by reference into Part III.

MAIN STREET AND MAIN INCORPORATED

ANNUAL REPORT ON FORM 10-K

FISCAL YEAR ENDED DECEMBER 30, 2002

TABLE OF CONTENTS

		Page
PART I		
ITEM 1.	BUSINESS	1
ITEM 2.	PROPERTIES	24
ITEM 3.	LEGAL PROCEEDINGS	24
ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS	24
PART II		
ITEM 5.	MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	25
ITEM 6.	SELECTED CONSOLIDATED FINANCIAL DATA	25
ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	27
ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	37
ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	37
ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	37
PART III		
ITEM 10.	DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT	38
ITEM 11.	EXECUTIVE COMPENSATION	38
ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	38
ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	38
ITEM 14.	CONTROLS AND PROCEDURES	38
PART IV		
ITEM 15.	EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K	39
SIGNATURES		40
CERTIFICATIONS		41

Statement Regarding Forward-Looking Statements

The statements contained in this Report on Form 10-K that are not purely historical are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements regarding our "expectations," "anticipation," "intentions," "beliefs," or "strategies" regarding the future. Forward-looking statements also include statements regarding revenue, margins, expenses, and earnings analysis for fiscal 2003 and thereafter; future restaurant operations and new restaurant acquisitions or development; the restaurant industry in general; and liquidity and anticipated cash needs and availability. All forward-looking statements included in this Report are based on information available to us as of the filing date of this Report, and we assume no obligation to update any such forward-looking statements. Our actual results could differ materially from the forward-looking statements in this Report. A variety of factors could cause our actual results to differ materially from the forward-looking statements, including the factors discussed in Item 1, "Business – Special Considerations."

PART I

ITEM 1. BUSINESS

We are the world's largest franchisee of T.G.I. Friday's restaurants, currently owning 56 and managing four T.G.I. Friday's restaurants. In addition, at the end of 2002, we owned and operated eight Bamboo Club restaurants and we opened a ninth in January of 2003, in Aventura (North Miami), Florida. We currently have two Bamboo Club restaurants under construction, one in Novi (Detroit), Michigan and one in Desert Ridge Mall (North Phoenix), Arizona; both are scheduled to open in 2003. We will also open one T.G.I. Friday's restaurant in Desert Ridge Mall, Arizona scheduled for the second quarter of 2003. We also own five Redfish Seafood Grill and Bar restaurants. On April 1, 2002, we opened an Alice Cooper'stown restaurant in Cleveland, Ohio, pursuant to a license agreement we entered into with Celebrity Restaurants, L.L.C., the owner of the exclusive rights to operate Alice Cooper'stown restaurants and which operates one such restaurant in Phoenix, Arizona.

T.G.I. Friday's restaurants are full-service, casual dining establishments featuring a wide selection of freshly prepared, popular foods and beverages served by well-trained, friendly employees in relaxed settings. Bamboo Club restaurants are full-service, fine dining, upscale restaurants that feature an extensive and diverse menu of innovative and tantalizing Pacific Rim cuisine. Redfish Seafood Grill and Bar restaurants are full-service, casual dining restaurants that feature a broad selection of New Orleans style fresh seafood, Creole and seafood cuisine, and traditional southern dishes, as well as a "Voodoo" style lounge, all under one roof. Alice Cooper'stown restaurants are rock and roll and sports themed restaurant and feature a connection to the music celebrity Alice Cooper.

We own the exclusive rights to develop additional T.G.I. Friday's restaurants in several territories in the western United States. We have co-development privileges with Carlson Restaurants Worldwide to develop additional T.G.I. Friday's restaurants in California. We own the Bamboo Club and Redfish brands. Our strategy is to

- capitalize on the brand-name recognition and goodwill associated with T.G.I. Friday's restaurants;
- expand our restaurant operations through
  - the development of additional T.G.I. Friday's restaurants in our existing development territories,
  - the development of additional Bamboo Club restaurants throughout the United States, and
  - the possible acquisition or development of restaurants operating under other restaurant concepts; and
- improve our profitability by continuing to enhance the dining experience of our guests and improving operating efficiency at all of our restaurant brands.

We may explore opportunities to franchise Bamboo Club and Redfish concepts to third parties in the future.

We were incorporated in December 1988. We maintain our principal executive offices at 5050 North 40th Street, Suite 200, Phoenix, Arizona 85018, and our telephone number is (602) 852-9000. Our Web site, which is not a part of this Report, is located at www.mainandmain.com. Our current periodic and annual reports are available free of charge on our Web site as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission. As used in this Report, the terms "we," "our," "us," the "Company" or "Main Street" refers to Main Street and Main Incorporated and its subsidiaries and operating divisions.

Our Business

Our T.G.I. Friday's Restaurants

The T.G.I. Friday's Concept

The T.G.I. Friday's concept is franchised by Carlson Restaurants Worldwide, Inc. (formerly TGI Friday's Inc.), a wholly owned subsidiary of Carlson Companies Inc., which is a diversified company with business interests in the restaurant and hospitality industries. The first T.G.I. Friday's restaurant was opened in 1965 in New York City. Carlson Restaurants Worldwide, Inc. and its predecessors, has conducted a business since 1972 that is substantially similar to the business currently conducted by its franchisees. As of December 30, 2002, Carlson

Restaurants Worldwide had 245 franchisor-operated and 277 franchised T.G.I. Friday's restaurants operating worldwide. During 2002, Carlson Restaurants Worldwide sold most of its holdings of our common stock, which amounted to approximately 1.8% of our outstanding common stock, retaining 53,016 shares, or approximately 0.038% of our outstanding common stock. Holders of our common stock do not have any financial interest in Carlson Restaurants Worldwide, and Carlson Restaurants Worldwide has no responsibility for the contents of this report.

T.G.I. Friday's restaurants are full-service, casual dining establishments featuring a wide selection of high-quality, freshly prepared popular foods and beverages, including a number of innovative and distinctive menu items, such as menu items featuring "Jack Daniel's" sauces. The restaurants feature quick, efficient, and friendly table service designed to minimize customer-waiting time and facilitate table turnover. Our restaurants generally are open seven days a week between the hours of approximately 11:00 a.m. and 1:00 a.m. During 2002 we started experimenting with "curbside service". The first location to have this service was in Chandler, Arizona and we plan to use the same concept in the Desert Ridge location. We believe that the design and operational consistency of all T.G.I. Friday's restaurants enable us to benefit significantly from the name recognition and goodwill associated with T.G.I. Friday's restaurants.

Menu

We attempt to capitalize on the innovative and distinctive menu items that have been an important attribute of T.G.I. Friday's restaurants. The menu consists of more than 85 food items, including

- appetizers, such as buffalo wings, stuffed potato skins, quesadillas, spinach dip, cheese sticks, and pot stickers;
- a variety of soups, salads, sandwiches, burgers, and pasta;
- southwestern, oriental, and American specialty items;
- beef, seafood, and chicken entrees, including Jack Daniels™ grill items;
- a children's menu; and
- desserts.

Beverages include a full bar featuring wines, beers, classic and specialty cocktails, after dinner drinks, soft drinks, milk, milk shakes, malts, hot chocolate, coffee, tea, frozen fruit drinks known as Friday's Smoothies™, and sparkling fruit juice combinations known as Friday's Flings®.

Menu prices range from $9 to $20 for beef, chicken, and seafood entrees; $9 to $13 for pasta and oriental and southwestern specialty items; $4 to $9 for salads, sandwiches, and burgers; and $6 to $13 for appetizers and soups. Each restaurant offers a separate children's menu with food entrees ranging from $2 to $3. Alcoholic beverage sales currently account for approximately 24% of total revenue.

Restaurant Layout

Each of our T.G.I. Friday's restaurants is similar in terms of exterior and interior design. Each restaurant features a distinctive decor accented by red-and-white striped awnings, brass railings, stained glass, and eclectic memorabilia. Each restaurant has interior dining areas and bar seating.

Most of our T.G.I. Friday's restaurants are located in freestanding buildings. These restaurants normally contain between 5,500 and 9,000 square feet of space and average approximately 7,500 square feet. Most of our recently developed restaurants, however, contain 5,800 to 6,500 square feet of space. Our T.G.I. Friday's restaurants contain an average of 60 dining tables, seating an average of 210 guests, and a bar area seating an average of approximately 30 additional guests.

Unit Economics

We estimate that our total cost of opening a new T.G.I. Friday's restaurant currently ranges from $2,475,000 to $2,825,000, exclusive of annual operating expenses and assuming that we obtain the underlying real estate under a lease arrangement. These costs include approximately (a) $1,650,000 to $2,000,000 for building, improvements, and permits, including liquor licenses, (b) $600,000 for furniture, fixtures, and equipment, (c) $175,000 in pre-opening expenses, including hiring expenses, wages for managers and hourly employees, and supplies, and (d) $50,000 for the initial franchise fee. Actual costs, however, may vary significantly depending upon a variety of factors, including the site and size of the restaurant and conditions in the local real estate and employment markets. Our T.G.I. Friday's restaurants open during all of fiscal 2002 generated an average of approximately $3,383,000 in annual revenue.

Our Bamboo Club Restaurants

The Bamboo Club Concept

Bamboo Club restaurants are full-service, fine dining restaurants that feature an extensive and diverse menu of innovative and tantalizing Pacific Rim cuisine. Bamboo Club restaurants use fresh ingredients and premium herbs and spices in creative combinations to serve high-quality food and beverages that deliver a unique combination of delicious taste, eye-appealing color, appetizing aroma, and delightful texture. The entire Bamboo Club concept has been designed to deliver a consistent and enjoyable dining experience to each guest in an elegant, upscale atmosphere. The restaurants feature a modern décor that provides a dramatic yet comfortable impression, with food and beverages prepared and served by a highly trained and skilled staff.

Bamboo Club restaurants are open for lunch and dinner, with hours between 11:00 a.m. to 11:00 p.m. Monday through Thursday, 11:00 a.m. to midnight on Friday and Saturday, and 11:00 a.m. to 10:00 p.m. on Sunday. The kitchen remains open until 11:00 p.m. Monday through Thursday and until midnight on Friday and Saturday to accommodate guests who prefer to dine late. Bamboo Club restaurants take reservations and can serve large parties or groups.

Menu

Bamboo Club restaurants feature a menu of more than 80 items inspired by the diverse and exotic cuisines found in locations such as Bangkok, Canton, Singapore, Seoul, Hong Kong, Indonesia, Hawaii, and other Pacific Rim cities and provinces. Each Bamboo Club restaurant also features a full-service bar that serves a variety of popular drinks and liquors, such as martinis and tropical drinks, as well as traditional mixed beverages, fine wines, a wide selection of popular Asian and domestic beers, and fine cigars.

Menu prices range from $6 to $10 for salads; $5 to $16 for appetizers; and $9 to $29 for entrees. The average guest check is approximately $20-$22 per person. Alcoholic beverage sales account for approximately 23% of total revenue. Take-out orders represent approximately 4-5% of total revenue. In addition, sales through a third-party delivery service in Phoenix, Arizona, represent approximately 3% of total Phoenix revenue.

Restaurant Layout and Staffing

Bamboo Club restaurants have been designed to create a dramatic impression in an atmosphere that is both spacious and intimate. The restaurants' décor features artful lighting, dramatic murals, an eclectic mix of background music, and a general color theme of black, copper, and bamboo to create a "hip," exotic feeling of warmth and color.

The restaurants also feature an "exhibition kitchen" adjacent to the seating area, where diners can watch highly skilled wok chefs prepare and serve the restaurants' appetizers and entrees. Most dishes are prepared and served within five to ten minutes from the time when the order is placed.

The eight Bamboo Club restaurants are located in high-traffic retail shopping environments. Each restaurant contains approximately 6,500 square feet of space in leased facilities, excluding patio areas. Each of these restaurants feature indoor seating and bar area seating for a total of approximately 200 guests, which does not include outdoor patio seating at some locations.

Bamboo Club restaurants have developed an extensive program to train and motivate restaurant employees. The Bamboo Club serving staff are professional, friendly, highly skilled, and knowledgeable about the restaurant's cuisine and menu selections. Servers are trained to make suggestions or recommendations for new or different menu items or combinations that patrons might try, which helps each guest to enjoy a memorable dining experience. We have developed a prototype for use in developing inline Bamboo Club restaurants. We plan to use this prototype whenever possible in order to standardize the construction process and to reduce costs. We originally acquired the two operating Bamboo Club restaurants in Phoenix and Scottsdale, Arizona, and since have opened a total of seven more Bamboo Club restaurants, one each in Wellington, Tampa, and Aventura, Florida; one each in Tempe and Tucson, Arizona; one in Newport, Kentucky; and one in King of Prussia, Pennsylvania. We plan to open a Bamboo Club restaurant in Novi, Michigan, and a freestanding Bamboo Club location in Phoenix, Arizona (Desert Ridge Mall), which is scheduled to open in the third quarter of 2003.

Unit Economics

After opening seven Bamboo Club restaurants, our total cost of opening a new location ranges between $1,625,000 and $1,800,000, exclusive of annual operating expenses. These costs included approximately (a) $900,000 to $1,000,000, net of a reduction for landlord's contribution, for building improvements and permits, including liquor licenses, (b) $550,000 to $600,000 for furniture, fixtures, and equipment, and (c) $175,000 to $200,000 in pre-opening expenses, including hiring expenses, wages for managers and hourly employees, and supplies. We are currently developing a freestanding Bamboo Club restaurant (Desert Ridge Mall in Phoenix, Arizona) and anticipate that this cost will be substantially in excess of the preceding averages. Actual costs for future openings may vary significantly, depending on a variety of factors.

In the fourth quarter of 2002, in response to the difficult and soft national economy, we decided (i) that we would begin negotiations to terminate several existing leases or delay openings for Bamboo Club locations where we have not yet built a restaurant (these sites included San Antonio and Fort Worth Texas; Columbus, Ohio; Raleigh-Durham, North Carolina; and Fairfax, Virginia), (ii) we would not renew leases for two California T.G. I. Friday's restaurants whose lease terms expire in 2003, and (iii) we would perform recoverability tests for under-performing restaurants and take asset impairment charges if necessary. The asset impairment and estimated lease termination fees, recorded in the fourth quarter of 2002, were $6,337,000, including an allocation of $860,000 of goodwill.

Our five Bamboo Club restaurants open during all of fiscal 2002, which consist of the two original restaurants acquired, Tempe, Arizona, and West Palm and Tampa, Florida generated an average of approximately $2.7 million in annual revenue.

Our Redfish Seafood Grill and Bar Restaurants

The Redfish Concept

Redfish Seafood Grill and Bar restaurants are full-service, casual dining restaurants that feature a broad selection of New Orleans style fresh seafood, Creole and seafood cuisine, and traditional southern dishes, as well as a "Voodoo" style lounge, all under one roof. The restaurants offer unique, freshly prepared food that is served quickly and efficiently in a fun-filled New Orleans atmosphere. Each Redfish restaurant's Voodoo lounge features a unique atmosphere decorated with an eclectic collection of authentic New Orleans artifacts, signs, and antiques. Some locations have local bands and, occasionally, national touring acts present live rhythm and blues music on weekends. Redfish restaurants are open for lunch and dinner seven days a week, although our Denver restaurant is not open on Sundays. Hours of operation are usually from 11:00 a.m. until midnight Monday through Thursday and 11:00 a.m. until 2:00 a.m. on weekends.

Menu

We have developed a menu of more than 45 items for our Redfish restaurants. Signature dishes include blackened redfish, Bourbon Street jambalaya, southern fried catfish, stuffed salmon, and crawfish etoufee. The menu also features a selection of appetizers, including Looziana egg rolls, Maryland-style crab cakes, fried green tomatoes, and crab & artichoke dip. Our Redfish menu also features a variety of fresh seafood, steaks, barbeque ribs, delicious pastas, fresh seasonal salads, sandwiches, and tempting desserts, such as bananas foster, chocolate bread pudding, and our signature key lime pie. The spacious Voodoo lounge offers a wide selection of the finest beers on tap, a full wine list, and an extensive specialty drink list.

Menu prices range from $7.00 to $25.00 for an entrée and $5.00 to $11.00 for salads and appetizers. Alcohol sales currently account for approximately 31% of total revenue.

Restaurant Layout

We developed the Redfish restaurant layout to provide a refined southern roadhouse atmosphere. Each of our Redfish restaurants is decorated with nostalgic mementos of the South, together with decorative elements that are derived from the individual restaurant's locale. The décor generally creates a tribute to the legends of American music that created the blues, as well as to the regions that developed the classic Creole, Cajun, and American cuisine served in our Redfish restaurants.

Most of our Redfish restaurants are located in high-traffic urban office environments. These restaurants contain between 6,000 and 12,000 square feet of space and average approximately 8,500 square feet. Our Redfish restaurants contain an average of 60 dining tables, seating an average of 250 guests, and a bar area seating an average of approximately 25 additional guests. We have developed a prototype for use in developing Redfish restaurants in the future. We constructed two restaurants using this prototype in Scottsdale and Chandler, Arizona. We plan to use this prototype whenever possible in order to standardize the construction process and to reduce costs. We do not currently plan to build any new Redfish restaurants in the foreseeable future.

Unit Economics

We estimate that our total cost of opening a new Redfish restaurant currently ranges from $2,400,000 to $2,600,000, exclusive of annual operating expenses and assuming that we obtain the underlying real estate under a lease arrangement. These costs include approximately (a) $1,650,000 to $1,850,000 for building, improvements, and permits, including liquor licenses, (b) $600,000 for furniture, fixtures, and equipment, and (c) $150,000 in pre-opening expenses, including hiring expenses, wages for managers and hourly employees, and supplies. Actual costs, however, may vary significantly depending upon a variety of factors, including the site and size of the restaurant and conditions in the local real estate and employment markets. Our four Redfish restaurants open during all of fiscal 2002 generated an average of approximately $2.2 million in annual revenue. During 2002, we opened our newest Redfish in Chandler, Arizona and closed an under-performing location in San Diego, California.

Alice Cooper'stown Restaurant

The Alice Cooper'stown Concept

The Alice Cooper'stown concept was developed by Celebrity Restaurants, L.L.C. and is rock and roll and sports themed, featuring a connection to Alice Cooper. We own no interest in Celebrity Restaurants, L.L.C., and it owns no interest in us. Celebrity Restaurants operates one Alice Cooper'stown restaurant, which opened in December 1998 in Phoenix, Arizona. Our Alice Cooper'stown restaurant opened in April 2002, in a location formally occupied by a Redfish Seafood Grill and Bar restaurant in Cleveland, Ohio. The Cleveland location's proximity to Jacobs Field, the home of the Cleveland Indians, and the fact that Cleveland is the home of the Rock and Roll Hall of Fame, resulted in our decision to convert the location into an Alice Cooper'stown. Our Alice Cooper'stown restaurant is a full-service, casual dining establishment featuring a wide selection of high quality, freshly prepared popular foods and beverages, including a number of innovative and distinctive menu items, such as menu items that are sports and rock and roll themed. In addition, the restaurant sells sports and rock and roll memorabilia. The restaurant features quick, efficient, and friendly table service designed to minimize customer-waiting time and facilitate table turnover. Our Alice Cooper'stown restaurant benefits significantly from the name recognition of Alice Cooper and the proximity to Jacobs Field, the home of the Cleveland Indians, and the Rock and Roll Hall of Fame.

Menu

Our menu in Cleveland includes salads and sandwiches, pizzas and burgers, and tempting appetizers and desserts.

Menu prices range from $4.00 to $9.00 for appetizers and desserts, $5.00 to $18.00 for entrees, and $6.00 to $11.00 for pizzas and burgers.

Restaurant Layout and Staffing

Our Alice Cooper'stown restaurant was designed to feature a rock and roll and sports theme, featuring the connection to rock and roll legend Alice Cooper. The general décor is rock and roll and sports memorabilia. The logo reads "Where Rock and Roll and Sports Collide". The restaurant features a video wall in the bar and a large screen video in the dining room. In keeping with its sports bar theme, there are more than 35 TV screens in the restaurant. Some of our former Cleveland Redfish staff, including management personnel, are involved in the operation of this restaurant.

Unit Economics

Our construction costs to convert this location were approximately $400,000 and pre-opening expenses were approximately $191,000. This restaurant generated $1.9 million of revenue during the nine months it was open in 2002.

Site Selection

When evaluating whether and where to seek expansion of our restaurant operations, we analyze a restaurant's profit potential. We consider the location of a restaurant to be one of the most critical elements of the restaurant's long-term success. Accordingly, we expend significant time and effort in investigating and evaluating potential restaurant sites. In conducting the site selection process, we obtain and examine detailed demographic information (such as population characteristics, density, and household income levels), evaluate site characteristics (such as visibility, accessibility, and traffic volume), consider the proposed restaurant's proximity to demand generators (such as shopping malls, lodging, and office complexes), and analyze potential competition. Our senior corporate management evaluates and approves each restaurant site for all of our brands prior to acquisition after extensive consultation with all levels of our operations group. Carlson Restaurants Worldwide provides site selection guidelines and criteria as well as site selection counseling and assistance for our T.G.I. Friday's restaurant sites. We also must obtain Carlson Restaurants Worldwide's consent before we enter into definitive agreements for a T.G.I. Friday's restaurant site.

Current Restaurants

The following table sets forth information relating to each restaurant we own or manage as of March 12, 2003.

Location	Square Footage	Seating Capacity	In Operation Since	Operated by Our Company Since
Acquired T.G.I. Friday's Restaurants (Owned)				
Phoenix, Arizona	9,396	298	1985	1990
Mesa, Arizona	9,396	298	1985	1990
Tucson, Arizona	7,798	290	1982	1990
Las Vegas, Nevada	9,194	298	1982	1990
Overland Park, Kansas	6,000	220	1992	1993
San Diego, California	8,002	234	1979	1993
Costa Mesa, California	8,345	232	1980	1993
Woodland Hills, California	8,358	283	1980	1993
Valencia, California	6,500	232	1993	1993
Torrance, California	8,923	237	1982	1993
La Jolla, California	9,396	225	1984	1993
Palm Desert, California	9,194	235	1983	1993
West Covina, California	9,396	232	1984	1993
North Orange, California	9,194	213	1983	1993
Ontario, California	5,700	190	1993	1993
Laguna Niguel, California	6,730	205	1990	1993
San Bernardino, California	9,396	236	1986	1993
Brea, California	6,500	195	1991	1993
Riverside, California	6,500	172	1991	1993

Location	Square Footage	Seating Capacity	In Operation Since	Operated by Our Company Since
Pleasanton, California	8,000	255	1995	1998
Salinas, California	6,500	240	1994	1998
Oakland, California	5,966	230	1994	1998
Sacramento, California	6,200	230	1979	1998
Citrus Heights, California	8,500	270	1982	1998
Fresno, California	5,950	230	1978	1998
Developed T.G.I. Friday's Restaurants (Owned)				
Glendale, Arizona	5,200	230	1993	1993
Albuquerque, New Mexico	5,975	270	1993	1993
Reno, Nevada	6,500	263	1994	1994
Oxnard, California	6,500	252	1994	1994
Carmel Mountain, California	6,500	252	1995	1995
Rancho Santa Margarita, California	6,548	252	1995	1995
Cerritos, California	6,250	223	1996	1996
Las Vegas, Nevada	6,700	251	1997	1997
Superstition Springs (Mesa), Arizona	6,250	240	1998	1998
Puente Hills, California	5,800	272	1999	1999
San Diego, California	6,800	277	1999	1999
Independence, Missouri	5,800	240	1999	1999
Rancho San Diego, California	5,800	240	1999	1999
Yorba Linda, California	5,800	240	1999	1999
Simi Valley, California	5,800	240	1999	1999
Tucson, Arizona	5,800	240	1999	1999
Henderson, Nevada	5,800	240	1999	1999
Carlsbad, California	8,146	302	1999	1999
Temecula, California	6,400	278	1999	1999
Chandler, Arizona	6,000	240	1999	1999
Goodyear, Arizona	6,000	207	2000	2000
Shawnee, Kansas	6,400	245	2000	2000
Thousand Oaks, California	6,400	249	2000	2000
Union City – San Francisco, California	6,400	240	2000	2000
Leawood, Kansas	7,248	240	2000	2000
N. Long Beach, California	7,177	291	2000	2000
Scottsdale, Arizona	7,100	263	2000	2000
Albuquerque West, New Mexico	6,426	241	2001	2001
Roseville, California	6,426	245	2001	2001
Porter Ranch, California	6,426	245	2001	2001
Chandler, Arizona	6,800	322	2002	2002
Desert Ridge Mall (Phoenix), Arizona	6,573	292	Currently under construction	Currently under construction
Managed T.G.I. Friday's Restaurants				
San Bruno, California	8,345	200	1980	1993
San Jose, California	8,002	228	1977	1993
San Mateo, California	9,396	252	1984	1993
San Ramon, California	6,000	182	1990	1993
Acquired Redfish Restaurants				
Denver, Colorado	7,925	321	1997	1997
Chicago, Illinois	6,200	214	1996	1997
Cincinnati, Ohio	7,133	239	1997	1997

Location	Square Footage	Seating Capacity	In Operation Since	Operated by Our Company Since
Developed Redfish Restaurants				
Scottsdale, Arizona	7,285	218	2001	2001
Chandler, Arizona	7,216	334	2002	2002
Acquired Bamboo Club Restaurants				
Phoenix, Arizona	5,400	200	1995	2000
Scottsdale, Arizona	5,400	200	1997	2000
Developed Bamboo Club Restaurants				
Tampa, Florida	8,100	235	2001	2001
West Palm Beach, Florida	6,317	180	2001	2001
Tempe, Arizona	6,400	210	2001	2001
Tucson, Arizona	6,422	277	2002	2002
Newport, Kentucky	6,735	236	2002	2002
King of Prussia, Pennsylvania	7,391	243	2002	2002
Miami (Aventura), Florida	6,544	236	2003	2003
Novi, Michigan	6,941	291	Currently under Construction	Currently under Construction
Desert Ridge Mall (Phoenix), Arizona	7,000	293	Currently under Construction	Currently under Construction
Developed Alice Cooper'stown Restaurant				
Cleveland, Ohio	11,160	356	2002	2002

The average size of our acquired T.G.I. Friday's restaurants is approximately 7,800 square feet, and the average size of our developed T.G.I. Friday's restaurants is approximately 6,375 square feet. The Redfish restaurants average 7,150 square feet. The acquired Bamboo Club restaurants average 5,400 square feet and our developed Bamboo Club restaurants average approximately 6,875 square feet. The size of our Alice Cooper'stown restaurant is 11,160 square feet.

Restaurant Operations

The T.G.I. Friday's System

T.G.I. Friday's restaurants are developed and operated pursuant to a specified system. Carlson Restaurants Worldwide maintains detailed standards, specifications, procedures, and operating policies to facilitate the success and consistency of all T.G.I. Friday's restaurants. To ensure that the highest degree of quality and service is maintained, each franchisee of Carlson Restaurants Worldwide, including our company, must operate each T.G.I. Friday's restaurant in strict conformity with these methods, standards, and specifications. The T.G.I. Friday's system includes

- distinctive exterior and interior design, decor, color scheme, and furnishings;
- uniform specifications, procedures for operations, formal training, and standardized menus featuring special recipes and menu items;
- advertising and promotional programs;
- requirements for quality and uniformity of products and services offered; and

- requirements that franchisees purchase or lease from approved suppliers equipment, fixtures, furnishings, signs, inventory, recorded music, ingredients, and other products and materials that conform with the standards and specifications of Carlson Restaurants Worldwide;

The T.G.I. Friday's system is identified by means of certain trade names, service marks, trademarks, logos, and emblems, including the marks T.G.I. Friday's® and Friday's®. We believe the support as well as the standards, specifications, and operating procedures of Carlson Restaurants Worldwide are important elements to our restaurant operations. Our policy is to execute these specifications, procedures, and policies to the highest level of standards of Carlson Restaurants Worldwide.

T.G.I. Friday's, Bamboo Club, Redfish, and Alice Cooper'stown Operations

Once a restaurant is integrated into our operations, we provide a variety of corporate services to assure the operational success of the restaurant. Our executive management continually monitors restaurant operations, inspects individual restaurants to assure the quality of products and services and the maintenance of facilities, institutes procedures to enhance efficiency and reduce costs, and provides centralized support systems.

We also maintain quality assurance procedures designed to assure compliance with the high quality of products and services mandated by our company and, for our T.G.I. Friday's restaurants, by Carlson Restaurants Worldwide. We respond to and investigate inquiries and complaints, initiate on-site resolution of deficiencies, and consult with each restaurant's staff to assure that proper action is taken to correct any deficiency. Our personnel and contracted third-party quality assurance professionals make unannounced visits to restaurants to evaluate the facilities, products, and services. We believe that our quality review program and executive oversight enhance restaurant operations, reduce operating costs, improve customer satisfaction, and facilitate the highest level of compliance with the T.G.I. Friday's system.

We maintain a zero tolerance policy for discrimination of any type towards both our employees and customers, and to this end constantly enforce this policy through our training of new employees, our policy and training manuals, and periodic re-enforcement programs.

Restaurant Management

Our T.G.I. Friday's regional and restaurant management personnel are responsible for complying with Carlson Restaurants Worldwide's and our operational standards. One of our Directors of Operations, together with one Senior Regional Manager, and seven Regional Managers are responsible for between 4 and 13 of our restaurants within their region. We have one Director of Operations who is responsible for the Alice Cooper'stown restaurant. This individual has signed an agreement wherein he purchased a net profit participation in this operation equal to 20% of a defined level of profits over a certain EBDITA level. These Regional Managers and three Directors of Operations report to our Senior Vice President of Restaurant Operations. The Senior Vice President of Restaurant Operations reports to our President and Chief Operating Officer, who has responsibility for our T.G.I. Friday's, Redfish, Bamboo Club, and Alice Cooper'stown operations. Restaurant managers are responsible for day-to-day restaurant operations, including customer relations, food preparation and service, cost control, restaurant maintenance, and personnel relations. We typically staff our restaurants with an on-site general manager, two or three assistant managers, and a kitchen manager. Our T.G.I. Friday's restaurants average between 80 and 90 hourly employees. Our Redfish restaurants average approximately 65 hourly employees and our Bamboo Club restaurants average approximately 72 hourly employees. Our Alice Cooper'stown restaurant averages 50 hourly employees. We support these operational personnel with a Director of New Store Openings, a Director of Research and Development, and training personnel.

We have established a program of appointing multi-location general managers in geographic areas having locations close enough to each other to support this concept. We currently have six multi-location senior general managers. In addition to improving efficiency, this program allows us to promote and compensate key general managers and create a position that improves our ability to retain key employees in our company.

Recruitment and Training

We attempt to hire employees who are committed to the standards maintained by our company and, for our T.G.I. Friday's restaurants, by Carlson Restaurants Worldwide. We also believe that our high unit sales volume, the image and atmosphere of the T.G.I. Friday's, Bamboo Club, Redfish, and Alice Cooper'stown concepts, and our career advancement and employee benefit programs enable us to attract high quality management and restaurant personnel.

Our T.G.I. Friday's restaurant personnel participate in continuing training programs maintained by Carlson Restaurants Worldwide and our company. In addition, we supplement those programs by hiring personnel devoted solely to employee training. Each T.G.I. Friday's restaurant general and assistant manager completes a formal training program conducted by our company and Carlson Restaurants Worldwide. This program provides our T.G.I. Friday's restaurant managers 14 weeks of training. The training covers all aspects of management philosophy and overall restaurant operations, including supervisory skills, operating and performance standards, accounting procedures, and employee selection and training necessary for restaurant operations. We employ personnel who are involved exclusively in training for both initial new store openings and continued re-training.

Our Redfish and Bamboo Club restaurant managers and personnel participate in extensive training programs consistent with our operating standards. Many of our Redfish restaurant managers are experienced T.G.I. Friday's managers who have accepted positions in our Redfish operations. We have implemented all of our policies and training programs in order to operate the Alice Cooper'stown restaurant with the same high standards we have established for our other brands.

Maintenance and Improvement of Restaurants

We maintain our restaurants and all associated fixtures, furnishings, and equipment in conformity with the T.G.I. Friday's system or standards we have developed for our Redfish and Bamboo Club restaurants. We also make necessary additions, alterations, repairs, and replacements to our T.G.I. Friday's restaurants as required by Carlson Restaurants Worldwide, including periodic repainting or replacement of obsolete signs, furnishings, equipment, and decor. We may be required, subject to certain limitations, to modernize our restaurants to the then-current standards and specifications of Carlson Restaurants Worldwide. We are currently developing plans to convert some of our T.G.I. Friday's locations to develop a take out program, and our Chandler and Desert Ridge Mall, Arizona T.G.I. Friday's have been designed for this program. One Bamboo Club restaurant lease requires us to periodically refurbish the location.

Management Information Systems

We have devoted considerable resources to develop and implement management information systems that improve the quality and flow of information throughout our company. We use five to seven touch-screen computer registers located conveniently throughout each of our restaurants. Servers enter guest orders by touching the appropriate sections of the register's computer screen, which transfers the information electronically to the kitchen and bar for preparation. These registers also are connected to a computer in the restaurant office and to our corporate information system via frame relay. Management receives detailed comparative reports on each restaurant's sales and expense performance daily, weekly, and monthly.

We are currently using three different in-store systems; at our T.G.I. Friday's locations we use a proprietary system supported by Carlson Restaurants Worldwide, our Redfish locations use Micros software, and our Bamboo Club locations are on our new restaurant systems provided by Aloha Technology. We are migrating all of our concepts to a consistent new point of sale (POS) and back office solution from Aloha Technology. We are also moving to a new corporate enterprise resource planning system (ERP) from Lawson Software. Management and support of the new corporate ERP system will be outsourced to netASPx, Inc.

We are in the process of installing the POS and back office systems at all of our stores and anticipate that this will be completed by the first quarter of 2004. We are currently defining the requirements for the ERP system and our conversion to this will commence when the new POS system has been implemented at a majority of our stores. We anticipate the ERP implementation will be completed by the middle of 2004.

We believe that our management information systems enable us to increase the speed and accuracy of order taking and pricing, to better assist guest preferences, to efficiently schedule labor to better serve guests, to quickly and accurately monitor food and labor costs, to promptly access financial and operating data, and to improve the accuracy and efficiency of store-level information and reporting.

Equipment, Food Products, and Other Supplies

We lease or purchase all fixtures, furnishings, equipment, signs, recorded music, food products, supplies, inventory, and other products and materials required for the development and operation of our T.G.I. Friday's restaurants from suppliers approved by Carlson Restaurants Worldwide. In order to be approved as a supplier, a prospective supplier must demonstrate to the reasonable satisfaction of Carlson Restaurants Worldwide its ability to meet the then-current standards and specifications of Carlson Restaurants Worldwide for such items, possess adequate quality controls, and have the capacity to provide supplies promptly and reliably. We are not required to purchase supplies from any specified suppliers, but the purchase or lease of any items from an unapproved supplier requires the prior approval of Carlson Restaurants Worldwide.

Carlson Restaurants Worldwide maintains a list of approved suppliers and a set of the T.G.I. Friday's system standards and specifications. Carlson Restaurants Worldwide receives no commissions on direct sales to its franchisees, but may receive rebates and promotional discounts from manufacturers and suppliers, some of which are passed on proportionately to our company. Carlson Restaurants Worldwide is an approved supplier of various kitchen equipment and store fixtures, decorative memorabilia, and various paper goods, such as menus and in-store advertising materials and items. We are not, however, required to purchase such items from Carlson Restaurants Worldwide. If we elect to purchase such items from Carlson Restaurants Worldwide, Carlson Restaurants Worldwide may derive revenue as a result of such purchases.

Celebrity Restaurants assisted us in converting the Cleveland location into an Alice Cooper'stown restaurant. They provided guidance in restaurant design, acquisition of themed memorabilia for décor, and locating sources for the purchase of memorabilia for sale to guests.

We entered into an agreement with U.S. Foodservice, a national food distribution service company, to serve substantially all of our restaurants in California, Arizona, and Nevada and for all of our Bamboo Club and Redfish restaurants. We have an agreement with Performance Food Group in Missouri, Kansas, Texas, and New Mexico for all of our T.G.I. Friday's restaurants located in those states. Orders are sent electronically to the supplier. Our suppliers have comprehensive warehouse and delivery outlets servicing each of our markets. We believe that our purchases from our primary suppliers enable us to maintain a high level of quality, achieve dependability in the receipt of our supplies, avoid the costs of maintaining a large purchasing department, and attain cost advantages as the result of volume purchases. We believe, however, that all essential products are available from other national suppliers as well as from local suppliers in the cities in which our restaurants are located in the event we determine to purchase our supplies from other suppliers.

Advertising and Marketing

T.G.I. Friday's Restaurants

We participate in the national marketing and advertising programs conducted by Carlson Restaurants Worldwide, which were suspended by Carlson Restaurants Worldwide for the fourth quarter of 2001 because they changed advertising agencies. These programs resumed in February of 2002. The programs use network and cable television and national publications and feature new menu innovations and various promotional programs. In addition, from time to time, we supplement the marketing and advertising programs conducted by Carlson Restaurants Worldwide through local radio, newspaper, and magazine advertising media and sponsorship of community events. In conjunction with Carlson Restaurants Worldwide, we maintain a "frequent diner" program that includes awards of food, merchandise, and travel to frequent diners based upon points accumulated through purchases.

As a franchisee of Carlson Restaurants Worldwide, we are able to utilize the trade names, service marks, trademarks, emblems, and indicia of origin of Carlson Restaurants Worldwide, including the marks T.G.I. Friday's® and Friday's®. We advertise in various media utilizing these marks to attract new customers to our restaurants.

Redfish and Bamboo Club Restaurants

Our in-house marketing department develops advertising and marketing programs for our Redfish and Bamboo Club restaurants. We develop these programs with an emphasis on building awareness of the "Redfish" and "Bamboo Club" brands in the communities in which we operate Redfish and Bamboo Club restaurants and generate sales for those restaurants. Advertising and marketing campaigns have included radio and print advertising, as well as point-of-sale marketing promotions. We conduct a comprehensive advertising and public relations campaign in advance of each Redfish and Bamboo Club restaurant grand opening.

Alice Cooper'stown Restaurant

Our in-house marketing department is developing advertising and marketing programs for our Alice Cooper'stown restaurant. We will emphasize the sports and rock and roll connection and feature Alice Cooper.

Expansion of Operations

Between 1990 and 2002, we acquired 31 existing T.G.I. Friday's restaurants as well as the exclusive and co-development rights to develop restaurants in specified territories. The acquisitions include 25 restaurants in California, three in Arizona, and one in each of Kansas, Missouri, and Nevada. We subsequently sold five of the restaurants we had previously acquired in California, and we continue to manage four of them. Between 1990 and 2002, we also developed 32 new T.G.I. Friday's restaurants, including one during 2002. These include 16 in California, seven in Arizona, three in Nevada, two in each of New Mexico and Kansas, and one in each of Missouri and Texas. In 2001, we closed our T.G.I. Friday's restaurant in Texas. We plan to open one T.G.I. Friday's restaurant in 2003, in Desert Ridge Mall in north Phoenix, Arizona.

With the concurrence of the franchisee for whom we managed, we closed one under-performing T.G.I. Friday's restaurant in San Francisco, California in 2002. In addition, we closed one under-performing T.G.I. Friday's restaurant in El Paso, Texas during 2002.

In 1997, we acquired a 52% ownership interest and in 1999 we acquired the remaining minority interest in Redfish America, LLC, which operated our four original Redfish Seafood Grill and Bar restaurants. We opened two additional Redfish restaurants in 1999 and closed one in each of 2000, 2001 and 2002. We opened one Redfish restaurant in North Scottsdale, Arizona in 2001 and one in Chandler, Arizona in 2002. We also may explore opportunities to franchise the Redfish concept to third parties in the future.

In July 2000, we acquired the business and substantially all of the assets of two Bamboo Club restaurants. As part of the acquisition, we also acquired the right, title, and interest under, in, and to the "Bamboo Club" name and restaurant concept. The two Bamboo Club restaurants are located in Phoenix and Scottsdale, Arizona. In 2001 we opened three Bamboo Club restaurants, two in Florida, (one in Tampa and one in West Palm Beach), and one in Tempe, Arizona. In 2002 we opened three Bamboo Club restaurants, one each in Tucson, Arizona, Newport, Kentucky, and King of Prussia, Pennsylvania. We opened one Bamboo Club restaurant in Aventura Mall, Miami Florida in January 2003. We currently have under construction two additional Bamboo Clubs in 2003, in Novi (Detroit), Michigan and Desert Ridge Mall (North Phoenix), Arizona. We also may explore opportunities to franchise the Bamboo Club concept to third parties in the future.

We plan to expand our restaurant operations through the development of additional T.G.I. Friday's restaurants in our existing development territories and the development of additional Bamboo Club restaurants in suitable locations as our financial capabilities permit (refer to the "Liquidity and Capital Resource" section for additional information regarding our financial condition). As a result of our financial capabilities, other than the one T.G.I. Friday's location we currently have under construction (Desert Ridge Mall, Arizona), we do not anticipate building additional T.G.I. Friday's locations during 2003. With regard to our development agreement with Carlson Restaurants Worldwide (which requires the development of five T.G. I. Friday's in 2003), we have every expectation, based on past history, that we will be successful in obtaining the appropriate waivers.

We currently are considering other sites for additional restaurants, but have not entered into leases or purchase agreements for such sites. We do not know how many sites will materialize, as that depends on a variety of factors and economic conditions.

The opening of new restaurants also may be affected by increased construction, utility, and labor costs, delays resulting from governmental regulatory approvals, strikes, or work stoppages, adverse weather conditions, and acts of God. Newly opened restaurants may operate at a loss for a period following their opening. The length of this period will depend upon a number of factors, including the time of year the restaurant is opened, sales volume, and operating costs.

The acquisition of existing restaurants will depend upon our ability to identify and purchase restaurants that meet our criteria on satisfactory terms and conditions. There can be no assurance that we will be successful in achieving our expansion goals through the development or acquisition of additional restaurants or that any additional restaurants that are developed or acquired will be profitable. In addition, the opening of additional restaurants in an existing market may have the effect of drawing customers from, and reducing the sales volume of, our existing restaurants in those markets.

Restaurant Closures and Lease Terminations

Generally when we close a location due to underperformance or other reasons that management deems appropriate, our first priority is to transfer useable assets to other locations. Other assets that are not transferable, including leasehold improvements and certain kitchen equipment, are written off at the time of closure, or when the formal decision to close or not renew the lease is made. At the time of closure, allocated goodwill is also written off. During the third quarter 2002, we closed one Friday's restaurant and wrote off $300,000 of allocated goodwill.

In the fourth quarter of 2002, in response to the difficult and soft national economy, we decided (i) that we would begin negotiations to terminate several existing leases for Bamboo Club locations where we have not yet built a restaurant (these sites included San Antonio and Fort Worth Texas; Columbus, Ohio; Raleigh-Durham, North Carolina; and Fairfax, Virginia), (ii) we would not renew leases for two Friday's restaurants whose lease terms expire in 2003, and (iii) we would perform recoverability tests for under-performing restaurants and take asset impairment charges if necessary. The asset impairment and estimated lease termination fees, recorded in the fourth quarter of 2002, were $6,337,000, including an allocation of $860,000 of goodwill. Currently, there is no final resolution to any of these negotiations, except the San Antonio lease, which has been terminated.

Development Agreements

We are a party to four development agreements with Carlson Restaurants Worldwide. Each development agreement grants us the right to develop additional T.G.I. Friday's restaurants in a specified territory and obligates us to develop additional T.G.I. Friday's restaurants in that territory in accordance with a specified development schedule. We own the exclusive rights to develop additional T.G.I. Friday's restaurants in territories encompassing the states of Arizona, Nevada, and New Mexico, and the Kansas City, Kansas/Missouri and El Paso, Texas metropolitan areas. We also have the non-exclusive right, together with Carlson Restaurants Worldwide, to develop additional T.G.I. Friday's restaurants in the state of California. We plan to develop additional T.G.I. Friday's restaurants in our existing development territories.

In the past, we have successfully renegotiated our franchisee development obligations for new T.G.I. Friday's locations. Our renegotiated development schedule has reduced our development obligation in Northern California, extended the dates for new store development in all of California, and increased to a lesser extent our development obligations in other territories. As part of this agreement, Carlson Restaurants Worldwide now has the right to co-develop the California market, although they have not added any locations nor have they informed us of their intention to do so.

The following table sets forth information regarding our minimum requirements to open new T.G.I. Friday's restaurants under our current development agreements as amended, as well as the number of existing restaurants in each of our development territories.

Year	Southern California Territory[1]	Northern California Territory[1]	Southwest Territory[2]	Midwest Territory[3]	Total
2003	2	1	1	1	5
2004	-	-	-	2	2
Total	2	1	1	3	7
Existing T.G. I. Fridays Restaurants	30	6[4]	16	4	56

(1) Carlson Restaurants Worldwide also may develop restaurants in this region. Agreement expires at the end of 2003.
(2) Consists of the states of Arizona, Nevada, and New Mexico and the El Paso, Texas metropolitan area. Agreement expires at the end of 2003.
(3) Consists of metropolitan Kansas City, Kansas and Kansas City, Missouri.
(4) Does not include the four restaurants managed in the Northern California Territory.

Each development agreement gives Carlson Restaurants Worldwide certain remedies in the event that we fail to comply in a timely manner with our schedule for restaurant development, if we otherwise default under the development agreement or any franchise agreement relating to a restaurant within that development territory as described above, or if our officers or directors breach the confidentiality or non-compete provisions of the development agreement. The remedies available to Carlson Restaurants Worldwide include (a) the termination of our exclusive right to develop restaurants in the related territory; (b) a reduction in the number of restaurants we may develop in the related territory; (c) the termination of the development agreement; and (d) an acceleration of the schedule for development of restaurants in the related territory pursuant to the development agreement. None of these remedies would adversely affect our ability to continue to operate our then-existing T.G.I. Friday's restaurants. Currently, other than the one T.G.I. Friday's location currently under construction, we do not anticipate building additional T.G.I. Friday's restaurants during 2003. Based on waivers and amendments received in prior years, we fully expect to receive the appropriate waivers for 2003 from Carlson Restaurants Worldwide.

Franchise Agreements

We enter into or assume a separate franchise agreement with respect to each T.G.I. Friday's restaurant that we acquire or develop pursuant to a development agreement. Each franchise agreement grants us an exclusive license to operate a T.G.I. Friday's restaurant within a designated geographic area, which generally is a three-mile limit from each restaurant, and obligates us to operate such restaurant in accordance with the requirements and specifications established by Carlson Restaurants Worldwide relating to food preparation and quality of service as well as general operating procedures, advertising, records maintenance, and protection of trademarks. The franchise agreements restrict our ability to transfer our interest in our T.G.I. Friday's restaurants without the consent of Carlson Restaurants Worldwide.

Each franchise agreement requires us to pay Carlson Restaurants Worldwide an initial franchise fee of $50,000. In addition, we are obligated to pay Carlson Restaurants Worldwide a royalty of 4% of the gross revenue as defined in the franchise agreement for each restaurant. Royalty payments under these agreements totaled $7,477,000 during fiscal 2002, $7,444,000 during fiscal 2001, and $6,634,000 during fiscal 2000. Each franchise agreement also requires us to spend at least 4% of gross sales on local marketing and to contribute to a national marketing pool Carlson Restaurants Worldwide administers. The national marketing pool funds are used to develop national advertising campaigns (creative material) and buy national, spot, and local advertising. All funds contributed to the national advertising fund are credited against the local advertising requirement. Carlson Restaurants Worldwide required us, as well as all other franchisees, to contribute 2.1% of gross sales in fiscal year 2000 and the first three quarters of 2001 to the national marketing fund. This requirement was reduced to 1.7% during the last fiscal quarter of 2001. In 2002, the marketing fund contributions were increased to 2.7% and are expected be 3.25% in 2003. Marketing expenses totaled $5,250,000 during fiscal 2002, $4,774,000 during fiscal 2001, and $4,163,000 in 2000.

A default under one of our franchise agreements will not constitute a default under any of our other franchise agreements. A default under the franchise agreement for a restaurant in a development territory may, however, constitute a default under the development agreement for that development territory.

License Agreements

Our license agreement with Celebrity Restaurants, L.L.C., allowed us to open an Alice Cooper'stown restaurant in Cleveland, Ohio. The agreement grants us the right to use Celebrity Restaurants' exclusive rights to Alice Cooper's likeness and its trademarks and trade names to operate a sports and rock and roll themed restaurant featuring Alice Cooper.

The license agreement requires us to pay Celebrity Restaurants a royalty fee in the amount of 1% of gross sales for food and beverage sales up to the amount of gross sales derived in 2001 in each location through its existing operations; 2.5% from that point to $3,500,000; and 3% over $3,500,000. For the sale of merchandise products, such as logo and memorabilia, we pay a royalty of 20% of gross sales.

During 2002 we paid approximately $41,000 in royalties under this license agreement.

Government Regulation

Each of our restaurants is subject to licensing and regulation by state and local departments and bureaus of alcohol control, health, sanitation, and fire and to periodic review by the state and municipal authorities for areas in which the restaurants are located. In addition, we are subject to local land use, zoning, building, planning, and traffic ordinances and regulations in the selection and acquisition of suitable sites for constructing new restaurants. Delays in obtaining, or denials of, or revocation or temporary suspension of, necessary licenses or approvals could have a material adverse impact on our development of restaurants.

We also are subject to regulation under the Fair Labor Standards Act, which governs such matters as working conditions and minimum wages. An increase in the minimum wage rate or the cost of workers' compensation insurance, both of which recently occurred in California, or changes in tip-credit provisions, employee benefit costs (including costs associated with mandated health insurance coverage), or other costs associated with employees could adversely affect our company.

In addition, we are subject to the Americans with Disabilities Act of 1990 (ADA). That act may require us to make certain installations in new restaurants or renovations to existing restaurants to meet federally mandated requirements. To our knowledge, we are in compliance in all material respects with all applicable federal, state, and local laws affecting our business, with the exception of renovations to restaurants existing at the time of passage of the ADA.

Competition

The restaurant business is highly competitive with respect to price, service, food type, and quality. In addition, restaurants compete for the availability of restaurant personnel and managers. Our restaurants compete with a large number of other restaurants, including national and regional restaurant chains and franchised restaurant systems, many of which have greater financial resources, more experience, and longer operating histories than we possess. We also compete with locally owned, independent restaurants.

Our casual dining business also competes with various types of food businesses, as well as other businesses, for restaurant locations. We believe that site selection is one of the most crucial decisions required in connection with the development of restaurants. As the result of the presence of competing restaurants in our development territories, our management devotes great attention to obtaining what we believe will be premium locations for new restaurants, although we can provide no assurance that we will be successful in these efforts.

Employees

We employ approximately 2,100 people on a full-time basis, of whom 76 are corporate management and staff personnel. We also employ approximately 4,100 part-time employees, which results in our employment of approximately 6,000 total personnel, of which approximately 5,950 are restaurant personnel. Except for corporate and management personnel, we generally pay our employees on an hourly basis. We employ an average of approximately 90 full-time and part-time hourly employees at each of our restaurants. None of our employees are covered by a collective bargaining agreement with us. We have never experienced a major work stoppage, strike, or labor dispute. We consider our relations with our employees to be good.

Executive Officers

The following table sets forth certain information regarding our executive officers:

Name	Age	Position
Bart A. Brown, Jr.	71	Chief Executive Officer, and Director
William G. Shrader.....................................	55	President, Chief Operating Officer, and Director
Michael Garnreiter.....................................	51	Executive Vice President, Treasurer, and Chief Financial Officer
Jeff Smit...	44	Senior Vice President-Restaurant Operations
Michael J. Herron	62	General Counsel and Secretary
Matthew J. Wickesberg	28	Vice President-Financial Planning and Analysis
Stephanie Barbini	33	Vice President-Human Resources and Training

Bart A. Brown, Jr. has served as our Chief Executive Officer and as a director since December 1996. Mr. Brown served as our President from December 1996 until June 2001. Mr. Brown was affiliated with Investcorp International, N.A., and an international investment-banking firm, from April 1996 until December 1996. Mr. Brown served as the Chairman and Chief Executive Officer of Color Tile, Inc. at the request of Investcorp International, Inc., which owned all of that company's common stock, from September 1995 until March 1996. In January 1996, Color Tile filed for reorganization under Chapter 11 of the United States Bankruptcy Code. Mr. Brown served as Chairman of the Board of The Circle K Corporation from June 1990, shortly after that company filed for reorganization under Chapter 11 of the United States Bankruptcy Code, until September 1995. From September 1994 until September 1996, Mr. Brown served as the Chairman and Chief Executive Officer of Spreckels Industries, Inc. Mr. Brown engaged in the private practice of law from 1963 through 1990 after seven years of employment with the Internal Revenue Service.

William G. (Bill) Shrader has served as our President and Chief Operating Officer and as a director since June 2001. Mr. Shrader served as our Executive Vice President and Chief Operating Officer from March 1999 until June 2001. Prior to joining our company, Mr. Shrader was Senior Vice President of Marketing for Tosco Marketing Company from February 1997 to March 1999. From August 1992 to February 1997, Mr. Shrader served in several capacities at Circle K Stores, Inc., including President of the Arizona Region, President of the Petroleum Products/Services Division, Vice President of Gasoline Operations, and Vice President of Gasoline Marketing. Mr. Shrader began his career in 1976 at The Southland Corporation and departed in 1992 as National Director of Gasoline Marketing.

Michael Garnreiter has served as our Executive Vice President, Treasurer, and Chief Financial Officer since April 2002. Prior to joining our company, Mr. Garnreiter served as a general partner of the international accounting firm of Arthur Andersen LLP. Mr. Garnreiter began his career in public accounting with the Los Angeles office of Andersen in 1974 after graduating with a Bachelor of Science degree in accounting from California State University at Long Beach. In 1986, he transferred to their Tucson, Arizona office to become its Office Managing Partner. Mr. Garnreiter's career as an accounting and audit partner spanned many different industries but focused on the entrepreneurial, public company. Mr. Garnreiter is a Certified Public Accountant in California, New Mexico and Arizona and retired from Andersen in March 2002.

Jeff Smit has served as our Senior Vice President-Restaurant Operations since June 2001. Mr. Smit served as our Vice President of Operations from September 1998 to June 2001. Mr. Smit joined us in 1994 and has been a general and regional manager. Prior to joining us, Mr. Smit worked for Carlson Restaurants Worldwide as a general manager in its T.G.I. Friday's operation. Prior to that, Mr. Smit worked in a variety of capacities in various restaurants.

Michael J. Herron has served as our General Counsel since March 2001 and has been our Secretary since June 2001. Prior to joining us, Mr. Herron was actively engaged in the private practice of law in Miami Beach, Florida. During that time he served as outside General Counsel for a restaurant franchisor known as the Orange Bowl, a restaurant concept exclusively located in regional shopping centers through the United States. He thereafter engaged in the private practice of law in Aspen, Colorado, and from April 1990 to February 2001, Mr. Herron was a member of the law firm of Garfield & Hecht, P.C. Mr. Herron is a former President of the Miami Beach, Florida Bar Association and was a member of the Florida Bar Association's standing Ethics Committee.

Matthew J. Wickesberg has served as our Vice President of Financial Planning and Analysis since June 2002. Mr. Wickesberg served as our Director of Strategic Planning from May 2000 to June 2002. Prior to joining our company, Mr. Wickesberg was a Senior Consultant with PricewaterhouseCoopers in Dallas, Texas. As a member of the Financial Advisory Services group, he worked in the area of corporate restructuring, bankruptcy, corporate finance and litigation support. Mr. Wickesberg is a Chartered Financial Analyst and attended programs at the London School of Economics, and received his Bachelors in Finance from Oklahoma State University.

Stephanie Barbini has served as our Vice President of Human Resources and Training since September 2002. Prior to joining our company, from 1994 to September 2002 Ms. Barbini held a variety of senior level HR positions with Conoco / Phillips. During her eight year tenure, she provided strategic human resource support to retail operations, corporate headquarters, petroleum refining and distribution through 5 separate multi billion dollar acquisitions. Ms. Barbini holds a BA in Psychology from Oklahoma University and a Master's in Organizational Psychology from Columbia University.

Risk Factors

You should carefully consider the following factors, in addition to the other information in this Report, in evaluating our company and our business.

We face risks associated with changes in general economic and political conditions that effect consumer spending.

Our country currently is in a recession and we believe that these weak general economic conditions will continue through 2003. As the economy struggles, we are concerned that our customers may become more apprehensive about the economy and reduce their level of discretionary spending. We believe that a decrease in discretionary spending could impact the frequency with which our customers choose to dine out or the amount they spend on meals while dining out, thereby decreasing our revenues. Additionally, the continued military responses to terrorist attacks and the prospect of a protracted war may exacerbate current economic conditions and lead to further weakening in the economy. Adverse economic conditions and any related decrease in discretionary spending by our customers could have an adverse effect on our revenues and operating results.

Our future success is dependent on our Bamboo Club concept.

In July 2000, we acquired the Bamboo Club's two operating restaurants and the entire concept. Since then, we have opened seven new restaurants. Average weekly sales in 2002 for the original locations were $49,633 and for the new restaurants opened in 2001 and 2002, the average weekly sales were $51,973. As discussed previously, the national economy has struggled and we have experienced significant economic difficulties in certain regions of the United States and shifting buying habits of consumers. As a result, our sales expectations were not met. Our ability to finance future growth in Bamboo Clubs is dependant upon our ability to improve our revenue and achieve our profitability expectations. We believe the overall economy needs to improve and a resolution to the geopolitical uncertainties must be provided to strengthen consumer confidence and increase discretionary restaurant spending. In addition, we are evaluating other promotions, advertising, and other operational considerations to improve overall profitability. There can be no assurance that any of these measures will be successful.

We perform periodic asset impairment tests.

When we encounter a "triggering" event, decide to close a restaurant, or perform a periodic review of our marginally performing locations (particularly in the fourth quarter of each year), we record appropriate asset impairment charges if necessary. The amount of impairment charges and the allocation of goodwill, if any, is based upon assessments of current and future economic conditions and their estimated impact on our ability to recover our investment in long-lived assets. Even in strong economic conditions there can be conditions or local situations that might require the recording of asset impairment charges. We will continue to perform periodic asset impairment tests and it is likely that we will record future asset impairment charges.

We have significant debt.

We have incurred significant indebtedness in connection with our growth strategy. Our growth strategy in 2002 focused on internal restaurant development instead of acquisitions. To finance this development, we have used cash flow from operations and debt borrowed from banks. As of December 30, 2002, we had long-term debt of approximately $55.5 million (including current portion of $3.5 million), and a working capital deficit of $15.0 million. Our borrowings include financial covenants generally based on cash flow (EBITDA), which limits the amount we can borrow. At December 30, 2002, we were in compliance with these covenants, with the exception of one covenant with a lender with whom we had a $5.0 million line of credit. We had not drawn upon this line and we cancelled it in March 2003. If we fail to meet any financial covenants, each lender could call their loan immediately. There can be no assurance we will continue to meet these covenants in the future.

Our borrowings will result in interest expense of approximately $4.5 million in 2003 and $4.7 million in 2004, based on currently prevailing interest rates and assuming outstanding and contemplated indebtedness is paid in accordance with the existing payment schedules without any prepayments or additional borrowings. We must make these interest payments regardless of our operating results. Currently, 54 of our restaurants are pledged to secure our debt obligations. In addition, our debt agreements have financial covenants that we must meet each quarter. Although we are in compliance with our covenants at December 30, 2002, there can be no assurance we will continue to meet these covenants in the future. If we fail to meet any financial covenants, each lender could call their loan immediately.

We depend on a key food product distributor.

We entered into an agreement with U.S. Foodservice, a national food distribution service company, to serve substantially all of our restaurants in California, Arizona, and Nevada and for all of our Bamboo Club and Redfish restaurants. U. S. Foodservice is a subsidiary of Royal Ahold, which recently announced a major financial restatement in their 2001 and earlier financial statements. If, as a result of these restatements or related consequences, U. S. Foodservice is unable to continue providing us with a high level of quality and dependability in the receipt of our supplies, at the cost advantages resulting from our volume purchases, this could have a material impact on our business.

We believe that all essential products are available from other national suppliers as well as from local suppliers in the cities in which our restaurants are located in the event we must purchase our products from other suppliers; however, there can be no assurance that we will be able to match quality, price or dependability of supply.

We depend on Carlson Restaurants Worldwide, Inc.

We currently operate 56 T.G.I. Friday's restaurants as a T.G.I. Friday's franchisee. We also manage an additional four T.G.I. Friday's restaurants for another franchisee. Carlson Restaurants Worldwide, Inc. (formerly T.G.I. Friday's, Inc.) is the franchisor of T.G.I. Friday's restaurants. As a result of the nature of franchising and our franchise agreements with Carlson Restaurants Worldwide, our long-term success depends, to a significant extent, on the continued vitality of the T.G.I. Friday's restaurant concept and the overall success of the T.G.I. Friday's system.

We believe that the experience, reputation, financial strength, and franchisee support of Carlson Restaurants Worldwide represent positive factors for our business. We have no control, however, over the management or operation of Carlson Restaurants Worldwide or other T.G.I. Friday's franchisees. A variety of factors affecting Carlson Restaurants Worldwide or the T.G.I. Friday's concept could have a material adverse effect on our business. These factors include the following:

- any business reversals that Carlson Restaurants Worldwide may encounter;
- a failure by Carlson Restaurants Worldwide to promote the T.G.I. Friday's name or restaurant concept;
- the inability or failure of Carlson Restaurants Worldwide to support its franchisees, including our company;
- the failure to operate successfully the T.G.I. Friday's restaurants that Carlson Restaurants Worldwide itself owns; and
- negative publicity with respect to Carlson Restaurants Worldwide or the T.G.I. Friday's name.

The future results of the operations of our restaurants will not necessarily reflect the results achieved by Carlson Restaurants Worldwide or its other franchisees, but will depend upon such factors as the effectiveness of our management team, the locations of our restaurants, and the operating results of those restaurants.

Franchise agreements impose restrictions and obligations on our business.

Our franchise agreement with Carlson Restaurants Worldwide for each T.G.I. Friday's restaurant that we own generally requires us to pay an initial franchise fee of $50,000, pay royalties of 4% of the restaurant's gross sales, and spend up to 4% of the restaurant's gross sales on advertising, which may include contributions to a national marketing pool administered by Carlson Restaurants Worldwide.

Carlson Restaurants Worldwide requires us and its other franchisees to contribute a percentage of gross sales to the national marketing pool. The rate was 2.1% in 2000 and through the first eight months 2001; 1.7% in the last four months of 2001, since Carlson had no national campaign during that period; 2.7% in 2002; and it is expected to be 3.25% in 2003. We must pay or accrue these amounts regardless of whether or not our restaurants are profitable.

If we fail to satisfy these requirements or otherwise default under the franchise agreements, we could be subject to potential damages for breach of contract and could lose our franchise rights for some or all of our T.G.I. Friday's restaurants. We also could lose our rights to develop additional T.G.I. Friday's restaurants.

Our development agreements with Carlson Restaurants Worldwide require us to open additional T.G.I. Friday's restaurants.

We may not be able to secure sufficient restaurant sites that we believe are suitable or we may not be able to develop restaurants on terms and conditions that we consider favorable in order to satisfy the requirements of the development agreements. The development agreements give Carlson Restaurants Worldwide certain remedies in the event that we fail to comply with the development schedule in a timely manner or if we breach the confidentiality or noncompete provisions of the development agreements. These remedies include, under certain circumstances, the right to reduce the number of restaurants we may develop in the related development territory or to terminate our exclusive right to develop restaurants in the related development territory.

At our request, Carlson Restaurants Worldwide from time to time has agreed to amend the development schedules to extend the time by which we were required to develop new restaurants in certain development territories. We requested those amendments because we were unable to secure sites that we believed to be attractive on favorable terms and conditions. Carlson Restaurants Worldwide may decline to extend the development schedule in the future if we experience any difficulty in satisfying the schedule for any reason, including a shortage of capital.

We may not be able to comply with all of the requirements of our development agreements.

We expect to fulfill our obligations under the terms of our development agreements with Carlson Restaurants Worldwide for the Southwestern and Midwest areas and for California. However, we can provide no assurance that we will successfully fulfill these obligations.

We face risks associated with the acquisition and integration of the Redfish, Bamboo Club, and Alice Cooper'stown restaurants, and any other acquired restaurants, with our existing operations.

We must integrate the operations of our Redfish, Bamboo Club, and Alice Cooper'stown restaurants with our existing operations in order to enhance revenue, realize cost savings, and achieve anticipated operating efficiencies. Because Redfish, Bamboo Club, and Alice Cooper'stown restaurants feature diverse menus served in an upscale atmosphere, these restaurants present operating requirements that differ from our existing T.G.I. Friday's restaurants. These requirements could result in unanticipated challenges to our management team. We may also wish to acquire other complementary restaurant operations in the future.

We strive to take advantage of the opportunities created by the combination of acquired operations to achieve significant revenue opportunities and substantial cost savings, including increased product offerings and decreased operating expenses as a result of the elimination of duplicative facilities and personnel associated with sales, marketing, administrative, and purchasing functions. Significant uncertainties, however, accompany any business combination. We may not be able to achieve revenue increases; integrate facilities, functions, and personnel in order to achieve operating efficiencies; or otherwise realize cost savings as a result of acquisitions. The inability to achieve revenue increases or cost savings could have a material adverse effect on our business, financial condition, and operating results.

We face risks associated with the expansion of our operations.

The success of our business depends on our ability to expand the number of our restaurants, either by developing or acquiring additional restaurants. Our success also depends on our ability to operate and manage successfully our growing operations. Our ability to expand successfully will depend upon a number of factors, including the following:

- the availability and cost of suitable restaurant locations for development;
- the availability of restaurant acquisition opportunities;
- the hiring, training, and retention of additional management and restaurant personnel;
- the availability of adequate financing;
- the continued development and implementation of management information systems;
- competitive factors; and
- general economic and business conditions.

Increased construction costs and delays resulting from governmental regulatory approvals, strikes, or work stoppages, adverse weather conditions, and various acts of God may also affect the opening of new restaurants. Newly opened restaurants may operate at a loss for a period following their initial opening. The length of this period will depend upon a number of factors, including the time of the year the restaurant is opened, the sales volume, and our ability to control costs.

We may not successfully achieve our expansion goals. Additional restaurants that we develop or acquire may not be profitable. In addition, the opening of additional restaurants in an existing market may have the effect of drawing customers from and reducing the sales volume of our existing restaurants in those markets.

We will need additional capital for expansion.

The development of new restaurants requires funds for construction, tenant improvements, furniture, fixtures, equipment, training of employees, permits, initial franchise fees, and other expenditures. We expect that cash flow from operations will be sufficient to develop the one new T.G.I. Friday's restaurant and the two new Bamboo Club restaurants that we plan to open during 2003. We will require funds to develop additional T.G.I. Friday's and Bamboo Club restaurants after 2003 and to pursue any additional restaurant development or restaurant acquisition opportunities that may develop. As a result of our current financial capabilities (see "Liquidity and Capital Resources" section for additional information), other than the one T.G.I. Friday's location we currently have under construction (Desert Ridge Mall, Arizona), we do not anticipate building additional T.G.I Friday's locations during 2003. With regard to our development agreement with Carlson Restaurants Worldwide (which requires the development of five T.G. I. Friday's in 2003), we have every expectation, based on waivers and amendments received in prior years, that we will be successful in obtaining the appropriate waivers for 2003.

In the future, we may seek additional equity or debt financing to provide funds so that we can develop or acquire additional restaurants. Such financing may not be available or may not be available on satisfactory terms. If financing is not available on satisfactory terms, we may be unable to satisfy our obligations under our development agreements with Carlson Restaurants Worldwide or otherwise to expand our restaurant operations. While debt financing will enable us to add more restaurants than we otherwise would be able to add, debt financing increases expenses and is limited as to availability due to our financial results, and we must repay the debt regardless of our operating results. Future equity financings could result in dilution to our stockholders.

We will be subject to the risks associated with franchising operations if we begin franchising the Redfish or Bamboo Club concepts.

We will be subject to the risks associated with franchising if we begin franchising activities in the future. If we develop a franchising program, our success as a franchisor will depend upon our ability to develop and implement a successful system of concepts and operating standards and to attract and identify suitable franchisees with adequate business experience and access to sufficient capital to enable them to open and operate restaurants in a manner consistent with our concepts and operating standards. We cannot provide assurance that we would be able to successfully meet these challenges as a franchisor. In addition, as a franchisor we would be subject to a variety of federal and state laws and regulations, including Federal Trade Commission regulations, governing the offer and sale of franchises. These laws and regulations could result in significant increased expenses and potential liabilities for our company in the event we engage in franchising activities in the future.

We face risks that affect the restaurant industry in general.

A variety of factors over which we have no control may affect the ownership and operation of restaurants. These factors include adverse changes in national, regional, or local economic or market conditions; increased costs of labor or food products; fuel, utility, and energy and other price increases; competitive factors; the number, density and location of competitors; and changing demographics, traffic patterns, and consumer tastes, habits, and spending priorities.

Third parties may file lawsuits against us based on discrimination, personal injury, claims for injuries or damages caused by serving alcoholic beverages to an intoxicated person or to a minor, or other claims. As a multi-unit restaurant operator, our business could be adversely affected by publicity about food quality, illness, injury, or other health and safety concerns or operating issues at one restaurant or a limited number of restaurants operated under the same name, whether or not we actually own or manage the restaurants in question. We cannot predict any of these factors with any degree of certainty. Any one or more of these factors could have a material adverse effect on our business.

Employees may file claims or lawsuits against us based on discrimination or wrongful termination or based upon their rights created by the state laws wherein we do business. These claims or lawsuits could result in unfavorable publicity and could have a material adverse effect on our business.

We face rising insurance costs.

The cost of insurance (workers compensation insurance, general liability insurance, health insurance, and directors and officers liability insurance) has risen significantly in the past year and is expected to continue to increase in 2003. In California, new legislation effective January 1, 2003, provides significantly increased benefits and higher costs to companies for workers' compensation claims. Approximately 50% of our owned restaurants are in California. These increases could have a negative impact on our profitability if we are unable to make the improvements in our operations that mitigate the effects of these increased costs.

We face intense competition.

The restaurant business is highly competitive with respect to price, service, and food type and quality. Restaurant operators also compete for attractive restaurant sites and qualified restaurant personnel and managers. Our restaurants compete with a large number of other restaurants, including national and regional restaurant chains and franchised restaurant systems, as well as with locally owned, independent restaurants. Many of our competitors have greater financial resources, more experience, and longer operating histories than we possess.

We depend upon our senior management.

Our success depends, in large part, upon the services of our senior management. The loss of the services of any members of our senior management team could have a material adverse effect on our business.

We face risks associated with government regulation.

Various federal, state, and local laws affect our business. The development and operation of restaurants depend to a significant extent on the selection and acquisition of suitable sites. These sites are subject to zoning, land use, environmental, traffic, and other regulations of state and local governmental agencies. City ordinances or other regulations, or the application of such ordinances or regulations, could impair our ability to construct or acquire restaurants in desired locations and could result in costly delays.

The delay or failure to obtain or maintain any licenses or permits necessary for operations could have a material adverse effect on our business. In addition, an increase in the minimum wage rate, employee benefit costs, or other costs associated with employees could adversely affect our business. We also are subject to the Americans with Disabilities Act of 1990 that, among other things, may require us to install certain fixtures or accommodations in new restaurants or to renovate existing restaurants to meet federally mandated requirements.

Sales of alcoholic beverages represent an important source of revenue for each of our restaurants. The temporary suspension or permanent loss or the inability to maintain a liquor license for any restaurant would have an adverse effect on the operations of that restaurant. We do not plan to open a restaurant in any location for which we believe we cannot obtain or maintain a liquor license.

We face increased expenditures of time and money associated with compliance with changing regulation of corporate governance and public disclosure.

Keeping abreast of, and in compliance with, changing laws, regulations, and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, and Nasdaq National Market rules, has required an increased amount of management attention and external resources. We remain committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest all reasonably necessary resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

Litigation could have a material adverse effect on our business.

We are from time to time the subject of complaints or litigation from guests alleging food-borne illness, injury or other food quality, health or operational concerns. We may be adversely affected by publicity resulting from such allegations regardless of whether such allegations are valid or whether we are liable. We are also subject to complaints or allegations from former or prospective employees from time to time. A lawsuit or claim could result in an adverse decision against us that could have a material adverse effect on our business.

We are subject to state "dram shop" laws and regulations, which generally provide that a person injured by an intoxicated person may seek to recover damages from an establishment that wrongfully served alcoholic beverages to such person. While we carry liquor liability coverage as part of our existing comprehensive general liability insurance, we may still be subject to a judgment in excess of our insurance coverage and we may not be able to obtain or continue to maintain such insurance coverage at reasonable costs, or at all.

The market price of our common stock has been volatile.

Historically, the market price of our common stock has been volatile. In the future, the market price of our common stock will be subject to wide fluctuations as a result of a variety of factors, including the following:

- quarterly variations in our operating results or those of other restaurant companies;
- changes in analysts' estimates of our financial performance;
- changes in national and regional economic conditions, the financial markets, or the restaurant industry;
- natural disasters; and
- other developments affecting our business or other restaurant companies.

The trading volume of our common stock has been limited, which may increase the volatility of the market price for our stock. In addition, the stock market has experienced extreme price and volume fluctuations in recent years. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons not necessarily related to the operating performances of these companies.

According to NASDAQ rules, if the price of a company's Common Stock falls below $1.00 for 20 consecutive trading days, NASDAQ will notify the company that its stock is subject to being de-listed. NASDAQ can allow the company's stock to remain listed and traded for up to six additional months based upon information provided by the registrant of its actions in this regard. To date, we have not received any such formal notification. If our stock price remains below $1.00, our stock may be de-listed.

Our management controls a significant portion of the voting power of our common stock.

Our directors and officers currently own, directly or indirectly, approximately 5,680,658 shares, or 40.2%, of our outstanding common stock. These directors and officers also hold options to purchase an aggregate of 2,439,500 shares of common stock at exercise prices ranging from $1.88 to $5.81 per share. As a result, these persons voting together will have significant voting power.

The existence of stock options and warrants may adversely affect the terms of future financings.

Stock options to persons other than directors or officers to acquire an aggregate of 1,047,922 shares of common stock currently are outstanding. An additional 821,000 shares of common stock have been reserved for issuance upon exercise of options that may be granted under our existing stock option plans. In addition, warrants to acquire 231,000 shares of common stock currently are outstanding. During the terms of those options and warrants, the holders of those securities will have the opportunity to profit from an increase in the market price of our common stock. The existence of options and warrants may adversely affect the terms on which we can obtain additional financing in the future, and the holders of options and warrants can be expected to exercise those options and warrants at a time when, in all likelihood, we would be able to obtain additional capital by offering shares of common stock on terms more favorable to us than those provided by the exercise of such options and warrants.

Sales of large numbers of shares could adversely affect the price of our common stock.

Sales of substantial amounts of common stock in the public market, or even the potential for such sales, could adversely affect prevailing market prices for our common stock and could adversely affect our ability to raise capital. As of March 12, 2003, there were 14,141,928 shares of our common stock outstanding. All of these shares are freely transferable without restriction under the securities laws, unless they are held by our "affiliates," as that term is defined in the securities laws. Affiliates also are subject to certain of the resale limitations of Rule 144. Generally, under Rule 144, each person that beneficially owns restricted securities with respect to which at least one year has elapsed since the later of the date the shares were acquired from us or one of our affiliates may, every three months, sell in ordinary brokerage transactions or to market makers an amount of shares equal to the greater of 1% of our then-outstanding common stock or the average weekly trading volume for the four weeks prior to the proposed sale of such shares.

We do not anticipate that we will pay dividends.

We have never paid any dividends on our common stock, and we do not anticipate that we will pay dividends in the foreseeable future. We intend to apply any earnings to the expansion and development of our business. In addition, the terms of our credit facilities limit our ability to pay dividends on our common stock.

ITEM 2. PROPERTIES

In January 2003, we entered into a 10-year lease renewal and modification agreement for our corporate offices. This agreement increased the size of the existing space, allowing us to combine our three office locations into one contiguous space. This will result in a reduction in total space leased and will provide a reduction in annual rent expense. We believe that the leased space is adequate for our current and reasonably anticipated future needs.

We also lease space for all of our restaurants. The initial lease terms range from 10 to 20 years and usually contain renewal options for up to 20 years. The leases typically provide for a fixed rental payment plus a percentage of our revenue in excess of a specified amount.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are subject to routine contract, negligence, employment related, and other litigation in the ordinary course of business.

In January 2002, we were served with a lawsuit filed on behalf of a current employee, seeking damages, under California law, for both missed breaks and missed meal breaks the employee alleges she did not receive. This lawsuit seeks to establish a class action relating to our California operations. We intend to vigorously defend this lawsuit, both on the merits of the employee's case and the issues relating to class action status.

Other than the preceding, we are not subject to any pending litigation that we believe will have a material adverse effect on our business or financial condition, results of operations or liquidity.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock has been quoted on the Nasdaq National Market under the symbol "MAIN" since 1992. The following table sets forth the quarterly high and low sales prices of our common stock for the periods indicated as reported by the Nasdaq National Market.

	High	Low
2001		
First Quarter	$3.13	$2.50
Second Quarter	4.15	2.94
Third Quarter	5.91	3.35
Fourth Quarter	5.81	3.55
2002		
First Quarter	$6.00	$4.00
Second Quarter	6.37	5.73
Third Quarter	6.00	3.07
Fourth Quarter	3.25	1.72
2003		
First Quarter (through March 12, 2003)	$2.12	$ .70

On March 12, 2003, there were 889 holders of record of our common stock. On March 12, 2003, the closing sale price of our common stock on the Nasdaq National Market was $.70 per share. See "The market price of our common stock has been volatile" in the "Risk Factors" section, for de-listing considerations.

We have never declared or paid any cash dividends. We intend to retain any earnings to fund the growth of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, our existing debt obligations limit our ability to pay cash dividends.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth selected consolidated financial data for our company for the periods indicated. The selected consolidated financial data for each of the five fiscal years in the period ended December 30, 2002 has been derived from our consolidated financial statements, which have been audited by Arthur Andersen LLP, our former independent accountants, for the period through December 25, 2000, and for the years ended December 31, 2001 and December 30, 2002, by KPMG LLP, our current independent accountants.

This data should be read in conjunction with, and are qualified by reference to, our consolidated financial statements and the notes thereto and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Report.

	Fiscal Year Ended (in thousands, except for per share amounts)				
	Dec. 30, 2002	Dec. 31, 2001	Dec. 25, 2000	Dec. 27, 1999	Dec. 28, 1998
Statement of Operations Data:					
Revenue	$ 220,151	$ 211,823	$ 186,542	$ 140,294	$ 114,242
Restaurant operating expenses:					
Cost of sales	61,270	59,139	53,671	39,960	33,242
Payroll and benefits	67,603	64,435	55,971	42,405	33,701
Depreciation and amortization	7,895	7,845	7,490	4,664	3,730
Other operating expenses	65,912	61,285	52,008	38,923	31,004
Reduction of disputed liabilities	--	--	(1,591)	--	--
Total restaurant operating expenses	202,680	192,704	167,549	125,952	101,677
Income from restaurant operations	17,471	19,119	18,993	14,342	12,565
Amortization of intangibles	461	1,831	996	990	983
General and administrative expenses	8,946	8,105	7,868	5,955	4,906
Pre-opening expenses	1,619	1,417	1,370	2,228	661
New manager training expenses	1,820	1,676	1,914	1,748	731
Impairment charges and other	7,943	3,453	(92)	494	(17)
Management fee income	--	(432)	(611)	(865)	(1,082)
Operating income (loss)	(3,318)	3,069	7,548	3,792	6,383
Interest expense and other, net (1)	3,950	3,825	3,620	2,604	2,218
Income (loss) before income taxes	(7,268)	(756)	3,928	1,188	4,165
Income tax expense (benefit) (3)	1,309	(645)	250	50	--
Net income (loss)(1)(2)	$ (8,577)	$ (111)	$ 3,678	$ 970	$ 4,165
Diluted earnings per share:					
Net income (loss) (2)	$ (0.61)	$ (0.01)	$ 0.33	$ 0.09	$ 0.39
Weighted average shares outstanding – diluted	14,105	14,048	11,117	10,407	10,608
Balance Sheet Data:					
Working capital (deficiency)	$ (15,028)	$ (7,987)	$ (7,692)	$ (16,652)	$ (2,807)
Total assets	112,395	112,462	108,261	86,525	70,255
Long-term debt, net of current portion	51,998	47,232	44,395	31,513	28,264
Stockholders' equity	29,610	40,207	40,499	27,383	26,372

(1) Fiscal 2000 and 2002 includes a charge of $16,000 and $46,000, respectively, for early extinguishment of debt.

(2) Fiscal 1999 includes a charge of $168,000, or $0.02 per share, due to the cumulative effect of change in accounting principle related to the adoption of SOP 98-5.

(3) Fiscal 2002 includes a full valuation allowance against deferred tax assets.

Quarterly Results of Operations

The following table presents unaudited consolidated statements of operations data for each of the eight quarters in the period ended December 30, 2002. We believe that all necessary adjustments have been included to present fairly the quarterly information when read in conjunction with our consolidated financial statements. The operating results for any quarter are not necessarily indicative of the results for any subsequent quarter.

	Fiscal Quarter Ended							
	(In thousands, except per share amounts)							
	2002				2001			
	Apr. 1	July 1	Sept. 30	Dec. 30	Mar. 26	June 25	Sept. 24	Dec. 31
Revenue	$55,329	$57,898	$54,026	$52,898	$51,705	$53,229	$52,222	$54,667
Cost of sales	15,183	15,775	15,145	15,167	14,598	14,783	14,628	15,130
Income (loss) before income taxes	1,557	1,541	(2,446)	(7,920)	788	1,554	723	(3,821)
Net income (loss) (1) (2) (3)	$ 1,268	$ 1,264	$(2,006)	$(9,103)	$ 788	$ 1,554	$ 723	$(3,176)
Net income (loss) per share before income taxes	0.11	0.11	(0.17)	(0.56)	0.06	0.11	0.05	(0.28)
Net income (loss) per share	$ 0.09	$ 0.09	$ (0.14)	$ (0.64)	$ 0.06	$ 0.11	$ 0.05	$ (0.23)

(1) Fourth quarter fiscal 2002 includes asset impairment charges and estimated lease termination fees of $6,337,000, including an allocation of $860,000 of goodwill.

(2) Third quarter fiscal 2002 includes asset impairment charges of $1,206,000 and a write-down of land held for sale of $400,000.

(3) Fourth quarter fiscal 2001 includes asset impairment charges of $1,838,000 and write-down of a management agreement receivable of $1,615,000.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Background

We commenced our restaurant operations in May 1990 with the acquisition of four T.G.I. Friday's restaurants in Arizona and Nevada. During the past twelve years, we have grown through acquisitions and development of new restaurants. We currently own 71 restaurants and manage an additional four restaurants.

In 1996, we had a change in management and implemented a long-term business strategy to enhance our financial position, to place more emphasis on our casual dining business in certain designated markets, and to dispose of underperforming assets.

The first step was to strengthen our financial position by (i) the sale of 1,250,000 shares of common stock for $2,500,000 through a private placement transaction in January 1997; (ii) the sale of five restaurants in northern California in January 1997 for $10,800,000, of which $8,000,000 in proceeds were used to repay debt; (iii) new borrowings of $21,300,000 with a repayment period of 15 years; and (iv) recording writeoffs related to the disposition of various non-core assets and the write-down of certain core assets to realizable values. Proceeds from the new borrowings were used primarily to pay off debt with shorter repayment periods.

We also renegotiated our development agreements with Carlson Restaurants Worldwide, Inc. to reduce the number of T.G.I. Friday's restaurants we were required to build, with the intent to focus on those development territories that were most economically favorable.

We strengthened our operations and commenced expansion plans, principally through developing T.G.I. Friday's restaurants. This expansion was financed by borrowings from various lenders.

In 1999, we acquired our Redfish restaurants and in 2000 we acquired the Bamboo Club restaurants and concept. The Bamboo Club acquisition was financed in part with cash raised by a rights offering to stockholders in 2000.

In 2001, we entered into a new loan with Bank of America for $15,000,000, which was sufficient to fund all of the T.G.I. Friday's restaurants completed by June 2002. We executed an interest rate swap and locked in our interest rate on $12,500,000 of the loan total. We believe that this is a favorable rate, as our existing financing is at a higher rate, and that this portion of the loan will be sufficient to fund our current construction and expansion of

T.G.I. Friday's restaurants. The interest rate is performance based and indexed to the LIBOR rate plus a predetermined spread based upon our adjusted senior funded debt (as defined in the loan documents) to EBITDA. As of December 30, 2002, the interest rate was 8.5%. The interest rate swap qualifies as a cash flow hedge in accordance with SFAS No. 133. On a quarterly basis, we adjust the fair market value of the swap on the balance sheet and offset the amount of the change to other comprehensive income.

In 2001, operations were impacted by soft economic conditions, especially in the fourth quarter and subsequent to the September 11th attacks on America. These conditions halted our positive same store sales increase record at 18 consecutive quarters and predicated the fourth quarter impairment write-down of five owned restaurants and the management agreement receivable impairment write-down for six stores we managed in Northern California and El Paso, Texas. The total impairment charges were $3,453,000, of which $1,838,000 related to owned assets and $1,615,000 related to the management agreement receivable impairment. We also faced two distinctive challenges in our T.G. I. Friday's California market, which affected operational profitability: (i) a $0.50 per hour minimum wage increase effective January 1, 2001, and (ii) controlling escalating utility prices. To effectively combat these challenges, we implemented a new labor program for our top store managers to manage multiple locations, where it was geographically efficient; and we implemented utility programs to measure optimum usage and to ensure cost efficiency.

We opened seven new restaurants in 2001, including three T.G.I.Friday's, one Redfish, and three Bamboo Club locations. The T.G.I. Friday's restaurants are located in West Albuquerque, New Mexico; Roseville, California (Sacramento area); and Porter Ranch, California (Los Angeles area). The Redfish restaurant is located in North Scottsdale, Arizona; and the Bamboo Club restaurants are located in Tampa, Florida; Wellington, Florida (West Palm Beach area); and Tempe, Arizona (Phoenix area).

We opened six new restaurants in 2002, including one T.G.I. Friday's and one Redfish in Chandler, Arizona; three Bamboo Clubs in Tucson, Arizona, Newport, Kentucky, and King of Prussia, Pennsylvania; and one Alice Cooper'stown in Cleveland, Ohio in the location formally occupied by an underperforming Redfish restaurant we closed. In addition, we closed an underperforming Redfish in San Diego, California and subleased the premises to a local San Diego nightclub operator. We also closed underperforming T.G.I. Friday's restaurants in Kansas City, Missouri and in El Paso, Texas.

During the third quarter of 2002, we recorded charges for (i) the write-down of land held for sale of $400,000 and (ii) impairment charges and other of $1,206,000, including asset impairment for an under-performing restaurant location that was closed, an allocation of $300,000 of goodwill and $95,000 in lease cancellation charges related to this closure.

In the fourth quarter of 2002, in response to a difficult and soft national economy, we decided (i) we would terminate several existing leases for Bamboo Club locations, where we have not yet built a restaurant; (ii) we would not renew leases for restaurants whose lease terms expired in 2003, and (iii) we would record impairment charges for under-performing restaurants. The asset impairment and estimated lease termination fees recorded in the fourth quarter of 2002 were $6,037,000, including an allocation of $860,000 of goodwill.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates and assumptions affect the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions based upon historical experience and various other factors and circumstances. We believe our estimates and assumptions are reasonable in the circumstances; however, actual results may differ from these estimates under different future conditions.

We believe that the estimates and assumptions that are most important to the portrayal of our financial condition and results of operations, in that they require management's most difficult, subjective or complex judgments, form the basis for the accounting policies deemed to be most critical to our operations. These critical accounting policies relate to the valuation and amortizable lives of long-lived assets, goodwill, and to other identifiable intangible assets, valuation of deferred tax assets, reserves related to self-insurance for workers compensation and general liability, and recognition of stock based employee compensation. These policies are as follows:

(1) We periodically perform asset impairment analysis of long-lived assets related to our restaurant locations, goodwill, and other identifiable intangible assets. We perform these tests whenever we experience a "triggering" event, such as a decision to close a location or major change in the locations operating environment, or other event that might impact our ability to recover our asset investment. Also, we have a policy of reviewing the financial operations of our restaurant locations on at least a quarterly basis. Locations that are not meeting expectations are identified and continue to be watched closely throughout the year. Primarily in the fourth quarter, actual results are reviewed and budgets for the ensuing year are analyzed. If we deem that a locations results will continue to be below expectations, alternatives for its continued operation are considered. At this time, we perform an asset impairment test, if it is determined that the asset's fair value is less than book value and we will be unable to recover our investment through operations, an impairment charge is recorded. Upon an event such as a formal decision for abandonment (restaurant closure), we may record additional impairment of assets and an allocation of goodwill if the location was one that was acquired. Any carryover basis of assets is depreciated over the respective remaining useful lives.

(2) Periodically we record (or reduce) the valuation allowance against our deferred tax assets to the amount that is more likely than not to be realized, based upon recent past financial performance, tax reporting positions and expectations of future taxable income.

(3) We use an actuarial based methodology utilizing our historical experience factors to periodically adjust self-insurance reserves for workers compensation and general liability claims and settlements. These estimates are adjusted based upon annual information received in July of each year in connection with policy renewals. Estimated costs for the following year are accrued on a monthly basis and progress against this estimate is reevaluated based upon actual claim data received each quarter.

(4) We use the method of accounting for employee stock options allowed under APB Opinion 25 and have adopted the disclosure provisions of SFAS No. 123, which require pro forma disclosure of the impact of using the fair value at date of grant method of recording stock-based employee compensation.

We believe estimates and assumptions related to these critical accounting policies are appropriate under the circumstances; however, should future events or occurrences result in unanticipated consequences, there could be a material impact on our future financial condition or results of operations.

Results of Operations

The following table sets forth, for the periods indicated, the percentages that certain items of income and expense bear to total revenue:

	Fiscal Year Ended		
	December 30, 2002	December 31, 2001	December 25, 2000
Revenue	100.0%	100.0%	100.0%
Restaurant operating expenses:			
Cost of sales	27.8	27.9	28.8
Payroll and benefits	30.7	30.4	30.0
Depreciation and amortization	3.6	3.7	4.0
Other operating expenses	29.9	28.9	27.9
Reduction of disputed liabilities	--	--	(0.9)
Total restaurant operating expenses	92.1	91.0	89.8
Income from restaurant operations	7.9	9.0	10.2
Amortization of intangibles	0.2	0.9	0.6
General and administrative expenses	4.1	3.8	4.2
Preopening expenses	0.7	0.7	0.7
New manager training expenses	0.8	0.8	1.0
Impairment charges and other	3.6	1.6	0.0
Management fee income	--	(0.2)	(0.3)
Operating income (loss)	(1.5)	1.4	4.0
Interest expense and other, net	1.8	1.8	1.9
Income (loss) before income taxes	(3.3)%	(0.4)%	2.1%

Fiscal 2002 Compared to Fiscal 2001

Revenue for the fiscal year ended December 30, 2002 increased 3.9% to $220.2 million compared with $211.8 million for the year ended December 31, 2001. This increase was primarily a result of opening six new restaurants in 2002 and the full year of revenues for the seven restaurants opened in 2001. Same-store sales increased 0.4% for fiscal 2002 as compared with an increase in same-store sales of 1.9% for 2001. Same-stores sales percentages represent sales for stores that have been open for at least 18 months. Revenue from alcoholic beverages accounted for 24.4% of revenue in 2002 and 24.2% in 2001.

Cost of sales as a percentage of revenue decreased slightly to 27.8% in 2002 from 27.9% in 2001. This decrease was due primarily to lower prices on certain proteins and partially offset by higher costs for produce, seafood, and grocery products.

Payroll and benefit costs increased as a percentage of revenue to 30.7% in 2002 from 30.4% for the comparable period in 2001. This increase was primarily due to a $0.50 per hour minimum wage increase in our California market effective January 1, 2002, and increases in management labor and benefits resulting from lower turnover. As discussed below, new manager labor expense is charged to the new manager training expense account. Therefore, when turnover is lower, less labor is charged to the new manager training expense account and more labor remains in the payroll and benefits account. Payroll and benefits increases were also the result of higher health insurance costs.

Depreciation and amortization before income from restaurant operations includes depreciation of restaurant property and equipment and amortization of franchise fees and liquor licenses. Depreciation and amortization decreased as a percentage of revenue to 3.6% in 2002 from 3.7% for the comparable period in 2001, primarily due to a reduction in depreciation expense due to the impairment of assets for several under-performing locations recorded in December 2001, and additional asset impairments recorded in the third quarter of 2002.

Other operating expenses include rent, real estate taxes, common area maintenance charges, advertising, insurance, maintenance, and utilities. Other operating expenses increased as a percentage of revenue to 29.9% in 2002 from 28.9% for the comparable period in 2001. The increase was due primarily to additional unit level advertising costs, store rent increases related to new store openings, and marketing fee increases. The franchise agreements between Carlson Restaurants Worldwide and our company require a 4% of net sales royalty and up to a

4% of net sales marketing contribution. Each year we contribute to a T.G.I. Friday's national marketing pool. In 2001, the pool contribution was 2.1% of net sales for the first three fiscal quarters and 1.7% of net sales for the fourth quarter. The pool contribution percentage decreased because Carlson Restaurants Worldwide cancelled its T.G.I. Friday's national advertising campaign for the entire fourth quarter of 2001. In 2002, the contribution to the fund was 2.7% of sales, resulting in an increase over the prior year. This contribution offsets a portion of our general 4% marketing requirement.

Depreciation and amortization after income from restaurant operations includes depreciation of corporate property and equipment, amortization of identifiable intangibles, and amortization of goodwill as applicable. Depreciation and amortization decreased as a percentage of revenue to 0.2% in 2002 from 0.9% for the comparable period in 2001, as a result of the elimination of goodwill amortization under SFAS No. 142, effective as of January 1, 2002.

General and administrative expenses increased as a percentage of revenue to $8,946,000, or 4.1% in 2002 from $8,105,000, or 3.8% for the comparable period in 2001. The increase was due primarily to increases in salaries, benefits and travel related to building of the Bamboo Club infrastructure and increases in technology support costs, higher legal costs and higher rent due to additional office space.

Pre-opening expenses were $1,619,000, or 0.7% of revenue, at December 30, 2002 as compared to $1,417,000, or 0.7% of revenue, for the year ended December 31, 2001. Although we opened six stores in 2002 compared to seven stores in 2001, our expenses were higher in 2002 due primarily to incurring costs in 2002 for new store openings in 2003, combined with increases in employee recruiting and training, new store opening team travel, and promotional events. The majority of pre-opening expenses occur during the two months prior to opening a store.

New manager training expenses are those costs incurred in training newly hired or promoted managers, as well as those costs incurred to relocate those managers to permanent management positions. New manager training expenses were $1,820,000, or 0.8% of revenue, for the year ended December 31, 2002 as compared with $1,676,000, or 0.8% of revenue, for the period in 2001. Although new manager training expenses were consistent as a percentage of revenue, the increases in 2002 were primarily the result of new store openings in 2002 compared to 2001 and expenses incurred in 2002 related to new stores to be opened in early 2003.

In 2002, the impairment charges and other account included the impairment of certain leasehold improvements and other operating assets. The account included (i) $3,908,000 to primarily reduce the carrying value of these assets on under-performing locations to their estimated fair value, (ii) $1,160,000 of goodwill allocated to one closed location (Kansas City, Missouri), and two impaired California locations where we have decided not to renew the lease when the initial terms expire in 2003, (iii) $760,000 in lease cancellation charges and $415,000 in asset write downs for three Bamboo Club locations that we have elected not to open, and (iv) lease cancellation costs of $1,300,000 for one location where we decided to cancel a lease early (Leawood, KS). During the third quarter of 2002, we also reduced the value of the land and building we are holding for sale in El Paso, Texas by $400,000. During the fourth quarter of 2001, we recorded an impairment expense of $1,615,000 against a management agreement with CNL.

Under management agreements, we manage four T.G.I. Friday's stores in Northern California and managed one T.G. I. Friday's store in El Paso, Texas. During the fourth quarter 2002, the El Paso, Texas location was closed. Under these agreements, we are entitled to a management fee if certain cash flow levels are achieved. Based on the cash flow provisions of the management agreements, we were unable to record management fee income during 2002 compared to $432,000, or 0.2% of revenue, in 2001.

Interest expense and other, net was approximately $3,950,000, or 1.8% of revenue in 2002 compared with $3,825,000, or 1.8% of revenue in 2001. Although we incurred additional debt and a corresponding increase in interest expense in 2002, the increased expenses compared with 2001 were offset by more favorable interest rate conditions on our variable interest rate debt. As of December 30, 2002, approximately 59% of our total debt was tied to variable interest rates. During the years ended December 30, 2002 and December 31, 2001 we had average outstanding borrowings of $54,200,000 and $48,300,000, respectively, with effective interest rates of 7.3% and 7.9%, respectively.

As a result of a substantial net loss during 2002, we provided an additional valuation allowance to fully reserve all of its net deferred tax asset. An income tax benefit of $645,000 was recorded in 2001 because we offset net operating loss carryforwards against taxable income. We were in a taxable income situation in 2001 due to the recognition of various timing differences from 2000. At December 30, 2002, we had approximately $7,463,000 of net operating loss carryforwards and tax credit carryforwards available to offset future income for federal income tax purposes.

Fiscal 2001 Compared to Fiscal 2000

Revenue for the fiscal year ended December 31, 2001 increased 13.6% to $211.8 million compared with $186.5 million for the year ended December 25, 2000. This increase was primarily a result of opening seven new restaurants in 2000 and seven new restaurants in 2001. Same-store sales increased 1.9% for fiscal 2001 as compared with an increase in same-store sales of 5.1% for the comparable period in 2000. Same-stores sales percentages represent sales for stores that have been open for at least 18 months. Revenue from alcoholic beverages accounted for 24.5% of revenue in 2001 and 24.4% in 2000.

Cost of sales as a percentage of revenue decreased to 27.9% in 2001 from 28.8% in 2000. This decrease from the comparable period in 2000 resulted from multiple factors. Food costs were higher in 2000 because we were required to find alternative food suppliers to replace Ameriserve, our primary food supplier who declared bankruptcy in the first quarter of 2000. Additionally, we experienced increased food costs in 2001 due to sales mix changes and increases in meat and cheese costs. We offset these increases through improved operations, better margins on alcohol sales, and maturing relationships with our suppliers that led to more favorable contract terms.

Payroll and benefit costs increased as a percentage of revenue to 30.4% in 2001 from 30.0% for the comparable period in 2000. This increase was primarily due to a $0.50 per hour minimum wage increase in our California market effective January 1, 2001 and higher management labor and benefits resulting from lower turnover. As discussed below, new manager labor expense is charged to the new manager training expense account. Therefore, when turnover is lower, less labor is charged to the new manager training expense account and more labor remains in the payroll and benefits account.

In total, depreciation and amortization increased as a percentage of revenue to 4.1% in 2001 from 4.0% for the comparable period in 2000. The increase was due primarily to the number of new restaurants we opened in 2000 and 2001.

Other operating expenses include rent, real estate taxes, common area maintenance charges, advertising, insurance, maintenance, and utilities. In addition, the franchise agreements between Carlson Restaurants Worldwide and our company require a 4% of net sales royalty and a 4% of net sales marketing contribution. Each year we contribute to a T.G.I. Friday's national marketing pool. In 2000, the pool contribution was 2.1% of net sales. In 2001, the pool contribution was 2.1% of net sales for the first three fiscal quarters and 1.7% of net sales for the fourth quarter. The pool contribution percentage decreased because Carlson Restaurants Worldwide cancelled its T.G.I. Friday's national advertising campaign for the entire fourth quarter of 2001. This contribution offsets a portion of our general 4% marketing requirement. Other operating expenses increased as a percentage of revenue to 28.9% in 2001 from 27.9% for the comparable period in 2000. The increase was due primarily to additional unit level advertising efforts, store rent increases, and additional energy and workers' compensation costs, especially in California.

Reduction of disputed liabilities in 2000 represents the one-time settlement proceeds paid to us for the Ameriserve bankruptcy claim. Ameriserve was our primary food supplier until they declared bankruptcy in the first quarter of 2000.

Amortization of intangible expenses include amortization on capitalized liquor licenses, loan financing fees, franchise fees, and goodwill. These amortization expenses decreased as a percentage of revenue to 0.5% in 2001 from 0.6% for the comparable period in 2000. The decrease in 2001 was primarily due to spreading a small increase in fixed expenses over a larger revenue base.

General and administrative expenses decreased as a percentage of revenue to $8,105,000, or 3.8% in 2001 from $7,868,000, or 4.2% for the comparable period in 2000. The decrease was primarily due to reduced legal fees and recruiting expenses as we hired both an in house attorney and recruiter during 2001. In addition, reduction in travel expenses related to postponing all non-mandatory travel during the fourth quarter of 2001 after the events of September 11 contributed to the overall decrease.

Pre-opening expenses of $1,417,000, or 0.7% of revenue, were charged to operations during the year ended December 31, 2001 as compared to $1,370,000, or 0.7% of revenue, being charged to operations during the year ended December 25, 2000. The increase was due to the opening of two Bamboo Clubs outside of our Phoenix, Arizona market (Central Florida) that resulted in additional travel expenses for our new store opening teams.

New manager training expenses are those costs incurred in training newly hired or promoted managers, as well as those costs incurred to relocate those managers to permanent management positions. These expenses decreased to $1,676,000, or 0.8% of revenue, for the year ended December 31, 2001 as compared to $1,914,000, or 1.0 % of revenue, for the year ended December 25, 2000 primarily as a result of lower turnover.

In 2001 and 2000, impairment charges and other included the impairment of certain leasehold improvements and other operating assets in accordance with SFAS No. 121. The charges amounted to $1,838,000 in 2001 and $832,000 in 2000, to reduce the carrying value of these assets to their estimated fair value. In addition, we recorded an impairment expense of $1,615,000 in the fourth quarter of 2001 against a management agreement with CNL for six under-performing locations we managed in Northern California and one location in El Paso, Texas. Other charges in 2000 included the final settlement proceeds of $924,000, net, received from the City and County of San Francisco, California in connection with condemnation proceedings against a restaurant we owned.

Management fee income represents 3% of store gross revenue charged to five T.G.I. Friday's locations we managed in Northern California and one location in El Paso, Texas for CNL. Based on the impairment of the management agreement in the fourth quarter of 2001, we did not record any management fee income for the fourth quarter of 2001.

Interest expense and other, net was approximately $3,825,000 in 2001 compared with $3,615,000 in 2000. The net expense decreased as a percentage of revenue to 1.8% in 2001 from 1.9% for the comparable period in 2000. Although we incurred additional debt and a subsequent increase in interest expense in 2001, the increased expenses compared with 2000 were offset by more favorable interest rate conditions on our variable interest rate debt. As of December 31, 2001, approximately 50% of our total debt was tied to variable interest rates. During the years ended December 31, 2001 and December 25, 2000 we had average outstanding borrowings of $48,300,000 and $42,300,000, respectively, with effective interest rates of 7.9% and 8.5%, respectively.

An income tax benefit of $645,000 was recorded in 2001 because we offset net operating loss carryforwards against taxable income. We were in a taxable income situation in 2001 due to the recognition of various timing differences from 2000. In 2000, we recorded a $250,000 expense related to state income taxes due in certain states where net operating loss carryforwards were no longer available to us.

Liquidity and Capital Resources

Our primary use of funds over the past five years has been for the acquisition of existing T.G.I. Friday's restaurants, the development of new T.G.I. Friday's restaurants, and the acquisition and development of the Redfish and Bamboo Club restaurants and concepts. These acquisitions were financed principally through a new stock (rights offering) issuance, the issuance of long-term debt, and internally generated cash.

In October 2002, we renewed a $5 million revolving line of credit with Comerica Bank. The agreement contained financial covenants which limit the amount of total debt we can incur. We did not borrow any amounts under this line and had no amounts outstanding at December 30, 2002. Because of the restrictions placed by the financial covenants of this agreement, we cancelled this agreement in March 2003.

In July 2002, we amended our Bank of America development facility to provide for an additional $1,000,000 in financing. During 2002, we borrowed an additional $9,465,000 to fund construction on two locations (T.G.I. Friday's San Tan, Chandler, Arizona and Porter Ranch, California) and to refinance two existing locations (T.G. I. Friday's Cerritos, California and Oxnard, California) for which we paid off higher rate debt. By September 30, 2002, we had fully utilized our development facility with Bank of America. We are currently in negotiations with Bank of America to finance the T. G. I. Friday's location being built at Desert Ridge Mall, Arizona.

In October 2002, we secured a $15 million financing commitment through GE Franchise Finance. The terms include $6 million for financing of equipment and leasehold improvements for the seven Bamboo Clubs already open and approximately $9 million for new Bamboo Club development. At December 30, 2002, there were no amounts borrowed under this commitment.

All of our loan agreements contain various financial covenants that are generally measured at the end of each quarter. At December 30, 2002, we met all of the financial covenants for all debt agreements, with the exception of one covenant with Comerica Bank with whom we had a $5.0 million line of credit. Due to the restrictive covenants contained in this agreement, at December 30, 2002 we were unable to utilize the line of credit. Since we were required to pay a non-use fee under this financing agreement, we made the decision to cancel this line in March 2003. Our recent operations have been negatively impacted by an economic slow down, and resulting same-store sales declines. We have reduced new store development, and cancelled certain leases on locations where construction has not yet begun to reduce the need for capital. If the economic trend worsens, coupled with the new restaurant development planned in 2003, and resulting borrowings to finance the cost of building these new restaurants, we may violate one or more of these covenants with any one of our lenders at the end of the second quarter of 2003. Based on our debt covenants, at December 30, 2002, we have no significant borrowing capabilities under any of our debt agreements. Some of our financial covenants are dependant upon profitable operations and limit the total amount of debt we can have outstanding. If economic conditions remain depressed, this could have a material adverse effect on our business and prevent us from having the cash availability to fund our new restaurant development.

We believe we will remain in compliance with our current debt agreements or will receive the necessary modifications, if needed, to our debt covenants, and if there is an improvement in the general economic conditions in our key markets, we believe that our current cash resources, additional debt financing commitments, sale of assets, and expected cash flows from operations will be sufficient to fund our planned development through 2003. As discussed previously discussed, other than the one T.G. I. Friday's we currently have under construction (Desert Ridge Mall, Arizona), we do not anticipate building additional T.G. I. Friday's during 2003. With regard to our development agreement (which requires the development of five T.G. I. Friday's locations in 2003), we have every expectation, based on amendments and waivers received in prior years, that we will receive the appropriate waivers for 2003. We believe we may need to obtain capital to fund additional growth beyond 2003. Potential sources of any such capital include bank financing, strategic alliances, and additional offerings of our equity or debt securities. We cannot provide assurance that such capital will be available from these or other potential sources, and the lack of capital could have a material adverse effect on our business.

Net cash flows from operating activities were $9,195,000 in 2002, and $12,529,000 in 2001, and $3,824,000 in 2000. These were supplemented by net cash flows from financing of $5,538,000 in 2002, $3,864,000 in 2001, $22,496,000 in 2000, which we used to fund our acquisitions and development of new restaurants.

Net cash used in investing activities was $18,578,000 in 2002, $11,492,000 in 2001, and $24,810,000 in 2000, which we used primarily to fund property and equipment purchases for our new restaurants and to acquire franchise rights and goodwill related to both the purchase and opening of new restaurants. These amounts were offset by cash received from the sale of assets related to our sale-leaseback transactions.

Our current liabilities exceed our current assets due in part to cash expended on our development requirements and because the restaurant business receives substantially immediate payment for sales, while payables related to inventories and other current liabilities normally carry longer payment terms, usually 15 to 30 days. At December 30, 2002, we had a working capital deficit of approximately $15,028,000.

At December 30, 2002, we had a cash balance of $5,621,000, long-term debt of $51,998,000 and current portion of long-term debt of $3,502,000. Monthly cash receipts have been sufficient to pay all obligations as they become due.

Approximately $16,535,000 of this debt is a term loan comprised of five notes payable to one lender. Three of the notes bear interest at 9.5% per annum and two of the notes bear interest at the one month LIBOR rate plus 320 basis points. The notes mature on May 1, 2012.

During November 1999, we entered into two working capital revolving loan agreements with another lender. One agreement provides for a maximum of $8,050,000 to finance up to 80% of the costs to develop seven T.G.I. Friday's restaurants. Borrowings under this agreement will mature in 10 years. These borrowings are secured by the assets financed with the borrowings and are guaranteed by certain of our subsidiaries. The other agreement provides for a maximum of $3,150,000 to finance 80% of the costs to furnish and equip seven T.G.I. Friday's restaurants. Borrowings under this agreement are secured by the assets financed with the borrowings and will mature in seven years. Borrowings under both agreements bear interest at 2.65% over the "30-Day Dealer Commercial Paper Rate," as defined in the agreements, or a combined rate of 3.95% at December 30, 2002. At December 30, 2002, we had outstanding borrowings of $5,484,985 under these agreements. These agreements include covenants related to our fixed charge coverage ratio and debt to adjusted cash flow ratio. We were in compliance with these covenants at December 30, 2002.

The remainder of our long-term debt consists of notes payable to various lending institutions. These notes bear interest at rates ranging from 3.9% to 10.6% and mature at various times over the next 15 years.

We lease all of our restaurants with terms ranging from 10 to 20 years. Our future debt, lease, and purchase obligations are summarized by year as follows (in thousands):

Contractual Obligations and Commitments:

	Total	Less than one year	One to Three years	Three to five years	Greater than five years
Debt Maturities	$ 55,500	$ 3,502	$ 7,960	$ 9,150	$ 34,888
Minimum Lease Commitments	129,221	11,499	21,065	18,935	77,722
Purchase Commitments	2,511	2,511	--	--	--
Total	$187,232	$ 17,512	$ 29,025	$ 28,085	$112,610

Minimum lease commitments represent operating leases, which are off-balance sheet financings. We have no other off-balance sheet financings. A default under a lease agreement could result in damages or the acceleration of amounts due under the lease. Total purchase commitments include remaining construction costs for the three restaurants currently under construction (one T. G. I. Friday's at Desert Ridge Mall, Arizona, and the two Bamboo Club restaurants one in Novi, Michigan and one at Desert Ridge Mall, Arizona).

As a result of our substantial loss in 2002, we submitted a quick refund application to the Internal Revenue Service for refund of an overpayment of federal taxes of approximately $850,000.

We believe that our current resources and expected cash flows from operations will be sufficient to fund our capital needs and debt maturities during the next 12 months. Prolonged future adverse geopolitical and economic conditions could have a material adverse effect on our financial capabilities.

New Accounting Pronouncements

During 2002, we adopted the provisions of SFAS No. 142 which eliminates the amortization of all existing and newly acquired goodwill on a prospective basis and requires companies to assess goodwill impairment, at least annually, based on the fair value of the reporting unit. As of the date of adoption, January 2002, we had unamortized goodwill of $25,149,000 that is subject to the transition provisions of SFAS Nos.141 and 142. Accumulated amortization related to goodwill is $5,914,000 as of the date of adoption. During 2002, we wrote off $1,160,000 of allocated goodwill associated with one closed location (Kansas City, Missouri) and two impaired locations (Palm Desert, California and Citrus Heights, California). After this goodwill write off, at December 30, 2002, we performed a valuation in accordance with SFAS No.142 for the purpose of determining the amount of goodwill impairment. Based on the results of the valuation, no additional impairment was required. Additionally, during 2002, we reclassified $994,000 of goodwill to franchise area goodwill which is classified as an intangible asset that requires amortization under SFAS No.142. Franchise area goodwill represents the estimated value the company paid to acquire the franchise rights to develop restaurants in certain locations, at the date of original purchase. As a result of these transactions, net goodwill was $22,995,000 at the end of 2002.

During 2002, we adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While Statement No. 144 supersedes Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,* it retains many of the fundamental provisions of that Statement. In 2002, we recognized asset impairments of $4,454,000 on under-performing properties.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.* This Statement rescinds the requirement to report gains and losses from extinguishment of debt as an extraordinary item. Additionally, this statement amends Statement 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of this statement relating to Statement 4 are applicable in fiscal years beginning after May 15, 2002. The provisions of this Statement related to Statement 13 are effective for transactions occurring after May 15, 2002. All other provisions of this Statement are effective for financial statements issued on or after May 15, 2002. We adopted FASB No. 145 related to Statement No. 4 for year ended December 30, 2002; the implementation of this statement did not have a material effect on our financial statements. The adoption of SFAS No. 145 related to Statement No. 13 had no effect on our financial statements for the year ended December 30, 2002.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity". For purposes of this Statement, an exit activity includes, but is not limited to, a restructuring as that term is defined in IAS 37, "Provisions, Contingent Liabilities, and Contingent Assets". The Statement is effective for exit or disposal activities initiated after December 31, 2002. If we have restructuring activities in the future, we will adopt SFAS No. 146.

In December 2002, the FASB issued SFAS No. 148, Accounting for stock-based compensation-Transition and disclosure. This statement amends prior statements to provide alternative methods of transition for an entity that voluntarily changes to fair value based method of accounting for stock based employee compensation. We did not adopt the cost recognition method of recording stock-based employee compensation under SFAS No. 123 (which adoption was and remains optional), however, we provide the pro forma disclosures in notes to our annual financial statements as if we had adopted the cost recognition method under SFAS 123. We will adopt the new required disclosures about those effects in future interim financial information.

In June 2001, FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's financial statements.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34.* This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.* This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For public enterprises with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation is applied to the enterprise no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The application of this Interpretation is not expected to have a material effect on the Company's financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As of December 30, 2002, we were participating in three derivative financial instruments for which fair value disclosure is required under SFAS No. 133. The fair value liability of the interest rate swap agreements discussed in note 2 to the financial statements increased to $2,638,104 using "hedge accounting" under SFAS No. 133.

Our market risk exposure is limited to interest rate risk associated with our credit instruments. We incur interest on loans made at variable interest rates of 3.20% over LIBOR, 2.75% over LIBOR, and 2.65% over "30-Day Dealer Commercial Paper Rates." At December 30, 2002, we had outstanding borrowings on these loans of approximately $32,792,589. Our net interest expense for 2002 was $3,950,000; a one percent variation on any of the variable rates would have increased or decreased our total interest expense by approximately $328,000 for the year.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Reference is made to the consolidated financial statements, the report thereon, the notes thereto, and the supplementary data commencing at page F-1 of this report, which consolidated financial statements, report, notes, and data are incorporated by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

On August 27, 2001, we engaged the accounting firm of KPMG LLP as our new independent public accountants and dismissed Arthur Andersen LLP. The decision to change our accounting firm was recommended and approved by the audit committee of our board of directors and approved by our board of directors. During the two most recent fiscal years and subsequent interim reporting periods preceding the date of this report, there were no disagreements between us and Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure, accounting scope or procedures, or any reportable events. The report of Arthur Andersen LLP on our consolidated financial statements for the last two fiscal years in which they did report contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. Prior to their engagement, we had not consulted with KPMG LLP on either the application of accounting principles or type of opinion KPMG LLP might issue on our consolidated financial statements. Arthur Andersen LLP agreed with the above statements and a letter from it was attached to our Form 8-K filed on August 27, 2001.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this Item relating to our directors is incorporated by reference to our Proxy Statement to be filed for our 2003 Annual Meeting of Stockholders. The information required by this Item relating to our executive officers is included in Item 1, "Business – Executive Officers."

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to our Proxy Statement to be filed for our 2003 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

All of our equity based compensation plans have been adopted with stockholder approval. Other than the preceding, the information required by this Item is incorporated by reference to our Proxy Statement to be filed for our 2003 Annual Meeting of Stockholders.

The following table sets forth information with respect to our common stock that may be issued upon the exercise of stock options under our various stock option Plans as of December 30, 2002:

Plan Category	(a)Number of securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b)Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Stockholders	3,487,420	$ 3.32	821,078
Equity Compensation Plans Not Approved by Stockholders	--	--	--
Total	3,487,420	$ 3.32	821,078

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item is incorporated by reference to our Proxy Statement to be filed for our 2003 Annual Meeting of Stockholders.

ITEM 14. CONTROLS AND PROCEDURES

As of a date 90 days prior to the date of filing this report, our Chief Executive Officer and Chief Financial Officer have reviewed and evaluated the effectiveness of our disclosure controls and procedures, which included inquires made to certain other of our employees. Based on their evaluations, our Chief Executive Officer and Chief Financial Officer have each concluded that our disclosure controls and procedures are effective and sufficient to ensure that we record, process, summarize, and report information required to be disclosed by us in our periodic reports filed under the Securities Exchange Act within the time period specified by the Securities and Exchange Commission's rules and forms. Subsequent to the date of their evaluation, there have not been any significant changes to our internal controls or in other factors that could significantly affect these controls, including any corrective action with regard to significant deficiencies and material weaknesses.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) Financial Statements and Financial Statement Schedules.

(1) Financial statements are listed in the index to the consolidated financial statements on page F-1 of this Report.

(2) No financial statement schedules are included because they are not applicable or are not required or the information required to be set forth therein is included in the consolidated financial statements or notes thereto.

(b) Reports on Form 8-K.

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAIN STREET AND MAIN INCORPORATED

Date: March 29, 2003

By: /s/ Bart A. Brown, Jr.
Bart A. Brown, Jr.
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Position	Date
/s/ John F. Antioco John F. Antioco	Chairman of the Board	March 29, 2003
/s/ Bart A. Brown, Jr. Bart A. Brown, Jr.	Chief Executive Officer, and Director (Principal Executive Officer)	March 29, 2003
/s/ William G. Shrader William G. Shrader	President, Chief Operating Officer, and Director	March 29, 2003
/s/ Michael Garnreiter Michael Garnreiter	Chief Executive Officer, Executive Vice President and Treasurer	March 29, 2003
/s/ Michael J. Herron Michael J. Herron	Secretary and General Counsel	March 28, 2003
/s/ Jane Evans Jane Evans	Director	March 29, 2003
/s/ John C. Metz John C. Metz	Director	March 29, 2003
/s/ Debra Bloy Debra Bloy	Director	March 29, 2003
/s/ Wanda Williams Wanda Williams	Director	March 29, 2003

CERTIFICATIONS

I, Bart A. Brown, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Main Street and Main Incorporated;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize, and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 29, 2003

/s/ Bart A. Brown, Jr.
Bart A. Brown, Jr.
Chief Executive Officer

I, Michael Garnreiter, certify that:

1. I have reviewed this annual report on Form 10-K of Main Street and Main Incorporated;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize, and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 29, 2003

/s/ Michael Garnreiter
Michael Garnreiter
Chief Financial Officer

MAIN STREET AND MAIN INCORPORATED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Independent Auditors' Report - KPMG LLP	F-2
Independent Auditors' Report – Arthur Andersen LLP	F-3
Consolidated Balance Sheets as of December 30, 2002 and December 31, 2001	F-4
Consolidated Statements of Operations for the fiscal years ended December 30, 2002, December 31, 2001, and December 25, 2000	F-5
Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income (Loss) for the fiscal years ended December 30, 2002, December 31, 2001, and December 25, 2000	F-6
Consolidated Statements of Cash Flows for the fiscal years ended December 30, 2002, December 31, 2001, and December 25, 2000	F-7
Notes to Consolidated Financial Statements	F-8

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Main Street and Main Incorporated:

We have audited the accompanying 2002 and 2001 consolidated balance sheets of Main Street and Main Incorporated and subsidiaries as of December 30, 2002 and December 31, 2001, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income (loss) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The statements of operations, changes in stockholders' equity and comprehensive income (loss) and cash flows for the year ended December 25, 2000 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated March 12, 2001.

We conducted our audits in accordance with auditing standards generally accepted in United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2002 and 2001 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Main Street and Main Incorporated and subsidiaries as of December 30, 2002 and December 31, 2001 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" which changed the Company's method of accounting for goodwill and other intangible assets effective January 1, 2002.

As discussed above, the consolidated statements of operations, changes in stockholders' equity and comprehensive income (loss) and cash flows for the year ended December 25, 2000 of Main Street and Main Incorporated were audited by other auditors who have ceased operations. As described in Note 2, these consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", which was adopted by the Company as of January 1, 2002. In our opinion, the disclosures for 2000 in Note 2 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2000 consolidated financial statements of the Company, other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2000 consolidated financial statements taken as a whole.

/s/ KPMG LLP

Phoenix, Arizona
March 4, 2003

ARTHUR ANDERSEN LLP
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

THIS REPORT OF INDEPENDENT CERFIFIED PUBLIC ACCOUNTANTS IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP

To Main Street and Main Incorporated:

We have audited the accompanying consolidated balance sheet of MAIN STREET AND MAIN INCORPORATED (a Delaware corporation) AND SUBSIDIARIES, (the Company) as of December 25, 2000 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended December 25, 2000 and December 27, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 25, 2000 and the results of its operations and its cash flows for each of the years ended December 25, 2000 and December 27, 1999, in conformity with accounting principles generally accepted in the United States of America.

/s/ Arthur Andersen LLP

Phoenix, Arizona
March 12, 2001

MAIN STREET AND MAIN INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Par Value and Share Data)

	December 30, 2002	December 31, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 5,621	$ 9,466
Accounts receivable	1,997	2,683
Inventories	2,832	2,416
Prepaid expenses	2,104	1,255
Total current assets	12,554	15,820
Property and equipment, net	71,265	65,222
Other assets, net	2,449	2,319
Deferred tax asset, net of valuation allowance	-	1,650
Goodwill, net	22,995	24,155
Franchise area fees, net	3,132	3,296
Total assets	$ 112,395	$ 112,462
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 3,502	$ 3,012
Accounts payable	8,073	7,336
Other accrued liabilities	16,007	13,459
Total current liabilities	27,582	23,807
Long-term debt, net of current portion	51,998	47,232
Other liabilities and deferred credits	3,205	1,216
Total liabilities	82,785	72,255
Commitments, contingencies and subsequent events (see notes 4, 7, 8, 9 and 10)		
Stockholders' equity:		
Preferred stock, $.001 par value, 2,000,000 shares authorized, no shares issued and outstanding in 2002 and 2001	—	—
Common stock, $.001 par value, 25,000,000 shares authorized, 14,142,000 and 14,052,600 shares issued and outstanding in 2002 and 2001, respectively	14	14
Additional paid-in capital	53,927	53,645
Accrued other comprehensive loss	(2,504)	(202)
Accumulated deficit	(21,827)	(13,250)
Total stockholders' equity	29,610	40,207
Total stockholders' equity and liabilities	$ 112,395	$ 112,462

The accompanying notes are an integral part of these consolidated financial statements.

MAIN STREET AND MAIN INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands, Except Per Share Amounts)

	Years Ended		
	December 30, 2002	December 31, 2001	December 25, 2000
Revenue	$ 220,151	$ 211,823	$ 186,542
Restaurant operating expenses			
Cost of sales	61,270	59,139	53,671
Payroll and benefits	67,603	64,435	55,971
Depreciation and amortization	7,895	7,845	7,137
Other operating expenses	65,912	61,285	52,008
Reduction of disputed liabilities	—	—	(1,591)
Total restaurant operating expenses	202,680	192,704	167,196
Income from restaurant operations	17,471	19,119	19,346
Other operating expense and income:			
Amortization of intangible assets	461	1,831	1,349
General and administrative expenses	8,946	8,105	7,868
Pre-opening expenses	1,619	1,417	1,370
New manager training expenses	1,820	1,676	1,914
Impairment charges and other	7,943	3,453	(92)
Management fee income	—	(432)	(611)
Operating income (loss)	(3,318)	3,069	7,548
Non-operating gain	—	—	(11)
Interest expense and other, net	3,950	3,825	3,631
Net income (loss) before income taxes	(7,268)	(756)	3,928
Income tax expense (benefit)	1,309	(645)	250
Net income (loss)	$ (8,577)	$ (111)	$ 3,678
Basic earnings per share:			
Net income (loss)	$ (0.61)	$ (0.01)	$ 0.34
Diluted earnings per share:			
Net income (loss)	$ (0.61)	$ (0.01)	$ 0.33
Weighted average number of shares outstanding:			
Basic	14,105	14,048	10,944
Diluted	14,105	14,048	11,117

The accompanying notes are an integral part of these consolidated financial statements.

MAIN STREET AND MAIN INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In Thousands)

	Common Stock					
	Shares	Par Value	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
BALANCES, December 27, 1999	10,026	$ 10	$ 44,190	$ (16,817)	$ —	$ 27,383
Shares issued in connection with rights offering (net)	4,012	4	9,421	—	—	9,425
Shares issued to employees	7	—	13	—	—	13
Net income	—	—	—	3,678	—	3,678
BALANCES, December 25, 2000	14,045	14	53,624	(13,139)	—	40,499
Shares issued in connection with options exercised (net)	7	—	21	—	—	21
Shares issued to employees	1	—	—	—	—	—
Comprehensive income (loss):						
Unrealized loss on hedging contract, net of $135 tax benefit	—	—	—	—	(202)	(202)
Net loss	—	—	—	(111)	—	(111)
Comprehensive loss:						(313)
BALANCES, December 31, 2001	14,053	$ 14	$53,645	$ (13,250)	$ (202)	$ 40,207
Shares issued in connection with options exercised (net)	89	—	282	—	—	282
Comprehensive income (loss):						
Unrealized loss on hedging contract	—	—	—	—	(2,302)	(2,302)
Net loss	—	—	—	(8,577)	—	(8,577)
Comprehensive loss:						(10,879)
BALANCES, December 30, 2002	14,142	$ 14	$53,927	$ (21,827)	$ (2,504)	$ 29,610

The accompanying notes are an integral part of these consolidated financial statements.

MAIN STREET AND MAIN INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Years Ended		
	December 30, 2002	December 31, 2001	December 25, 2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ (8,577)	$ (111)	$ 3,678
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	8,356	9,676	8,486
Gain on sale of assets	—	—	(289)
Impairment charges and other	5,674	3,453	(92)
Deferred income taxes	1,650	(1,048)	250
Extraordinary loss from debt extinguishments	—	—	16
Changes in assets and liabilities:			
Accounts receivable	686	1,994	(2,829)
Inventories	(416)	(792)	(171)
Prepaid expenses	(849)	(511)	(123)
Other assets, net	(300)	(580)	(664)
Accounts payable	737	(1,892)	(4,805)
Other accrued liabilities	2,234	2,340	367
Cash provided by operating activities	9,195	12,529	3,824
CASH FLOWS FROM INVESTING ACTIVITIES:			
Net additions to property and equipment	(18,548)	(14,013)	(18,103)
Cash paid to acquire franchise rights and goodwill	(30)	(330)	(12,139)
Cash received from the sale of assets	—	2,851	5,432
Cash used by investing activities	(18,578)	(11,492)	(24,810)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from sale of common stock	—	—	9,541
Financing and offering costs paid	—	—	(103)
Proceeds received from the exercise of stock options	282	21	—
Long-term debt borrowings	9,465	6,583	16,442
Principal payments on long-term debt	(4,209)	(2,740)	(3,384)
Cash provided by financing activities	5,538	3,864	22,496
NET CHANGE IN CASH AND CASH EQUIVALENTS	(3,845)	4,901	1,510
CASH AND CASH EQUIVALENTS, BEGINNING	9,466	4,565	3,055
CASH AND CASH EQUIVALENTS, ENDING	$ 5,621	$ 9,466	$ 4,565
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest	$ 4,139	$ 4,259	$ 4,163
Cash paid during the year for income taxes	$ 118	$ 1,408	$ 539

The accompanying notes are an integral part of these consolidated financial statements.

MAIN STREET AND MAIN INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

Main Street and Main Incorporated (the "Company") is a Delaware corporation engaged in the business of acquiring, developing, and operating restaurants. The Company currently owns 56 T.G.I. Friday's restaurants and operates four T.G.I. Friday's restaurants under a management agreement. The Company also owns and operates eight Bamboo Clubs, five Redfish, and one Alice Cooper'stown restaurant.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions have been eliminated in consolidation. All references herein refer to the Company and its subsidiaries.

Fiscal Year

The Company operates on a fiscal year that ends on the Monday on or before December 31.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates and assumptions affect the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate estimates and assumptions based upon historical experience and various other factors and circumstances. We believe our estimates and assumptions are reasonable in the circumstances; however, actual results may differ from these estimates under different future conditions.

We believe that the estimates and assumptions that are most important to the portrayal of our financial condition and results of operations, in that they require management's most difficult, subjective or complex judgments, form the basis for the accounting policies deemed to be most critical to our operations. These critical accounting policies relate to the valuation and amortizable lives of long-lived assets, goodwill, and to other identifiable intangible assets, valuation of deferred tax assets, and reserves related to self-insurance for workers compensation and general liability:

(1) We periodically perform asset impairment analysis of long-lived assets related to our restaurant locations, goodwill, and other identifiable intangible assets. We perform these tests whenever we experience a "triggering" event, such as a decision to close a location or major change in the locations operating environment, or other event that might impact our ability to recover our asset investment. Also, we have a policy of reviewing the financial operations of its restaurant locations on at least a quarterly basis. Locations that are not meeting expectations are identified and continue to be watched closely throughout the year. Primarily in the fourth quarter, actual results are reviewed and budgets for the ensuing year are analyzed. If we deem that a locations results will continue to be below expectations, alternatives for its continued operation are considered. At this time, we perform an asset impairment test, if it is determined that the asset's fair value is less than book and we will be unable to recover the value through operations, an impairment charge is recorded. Upon an event such as a formal decision for abandonment (restaurant closure), the Company may record additional impairment of assets, including an allocation of goodwill. Any carryover basis of assets is depreciated over the respective remaining useful lives.

(2) Periodically, we record (or reduce) the valuation allowance against our deferred tax assets to the amount that is more likely than not to be realized based upon recent past financial performance, tax reporting positions and expectations of future taxable income.

(3) We use an actuarial based methodology utilizing our historical experience factors to periodically adjust self-insurance reserves for workers compensation and general liability claims and settlements. These estimates are adjusted based upon annual information received in July of each year in connection with policy renewals. Estimated

costs for the following year are accrued on a monthly basis and progress against this estimate is reevaluated based upon actual claim data each quarter.

(4) We use the method of accounting for employee stock options under APB Opinion 25 and have adopted the pro forma disclosure provisions of SFAS No. 123, which require disclosure of the impact of using the fair value at date of grant method of recording stock-based employee compensation.

We believe estimates and assumptions related to these critical accounting policies are appropriate under the circumstances; however, should future events or occurrences result in unanticipated consequences, there could be a material impact on our future financial condition or results of operations.

New Accounting Pronouncements

During 2002, we adopted the provisions of SFAS No. 142 which eliminates the amortization of all existing and newly acquired goodwill on a prospective basis and requires companies to assess goodwill impairment, at least annually, based on the fair value of the reporting unit. As of the date of adoption, January 2002, we had unamortized goodwill of $25,149,000 that is subject to the transition provisions of SFAS Nos.141 and 142. Accumulated amortization related to goodwill is $5,914,000 as of the date of adoption. During 2002, we wrote off $1,160,000 of allocated goodwill associated with one closed location (Kansas City, Missouri) and two impaired locations (Palm Desert, California and Citrus Heights, California). After this goodwill write off, at December 30, 2002, we performed a valuation in accordance with SFAS No.142 for the purpose of determining the amount of goodwill impairment. Based on the results of the valuation, no additional impairment was required. Additionally, during 2002, we reclassified $994,000 of goodwill to franchise area goodwill which is classified as an intangible asset that requires amortization under SFAS No.142. Franchise area goodwill represents the estimated value the company paid to acquire the franchise rights to develop restaurants in certain locations, at the date of original purchase. As a result of these transactions, net goodwill was $22,995,000 at the end of 2002.

During 2002, we adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While Statement No. 144 supersedes Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, it retains many of the fundamental provisions of that Statement. In 2002, we recognized asset impairments of $4,454,000 on under-performing properties.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*. This Statement rescinds the requirement to report gains and losses from extinguishment of debt as an extraordinary item. Additionally, this statement amends Statement 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of this statement relating to Statement 4 are applicable in fiscal years beginning after May 15, 2002. The provisions of this Statement related to Statement 13 are effective for transactions occurring after May 15, 2002. All other provisions of this Statement are effective for financial statements issued on or after May 15, 2002. We adopted FASB No. 145 related to Statement No. 4 for year ended December 30, 2002, the implementation of this statement did not have a material effect on our financial statements. The adoption of SFAS No. 145 related to Statement No. 13 had no effect on our financial statements for the year ended December 30, 2002.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146 nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity". For purposes of this Statement, an exit activity includes, but is not limited to, a restructuring as that term is defined in IAS 37, "Provisions, Contingent Liabilities, and Contingent Assets". The Statement is effective for exit or disposal activities initiated after December 31, 2002. If we have restructuring activities in the future, we will adopt SFAS No. 146.

In December 2002, the FASB issued SFAS No. 148, *Accounting for stock-based compensation-Transition and disclosure.* This statement amends prior statements to provide alternative methods of transition for an entity that voluntarily changes to fair value based method of accounting for stock based employee compensation. We did not adopt the cost recognition method of recording stock-based employee compensation under SFAS No. 123 (which adoption was and remains optional), however, we provide the pro forma disclosures in notes to our annual financial statements as if we had adopted the cost recognition method under SFAS 123. We will adopt the new required disclosures about those effects in future interim financial information.

In June 2001, FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's financial statements.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34.* This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.* This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For public enterprises with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation is applied to the enterprise no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The application of this Interpretation is not expected to have a material effect on the Company's financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

2. SIGNIFICANT ACCOUNTING POLICIES AND PROCEDURES

The consolidated financial statements reflect the application of the following accounting policies:

Cash and Cash Equivalents

Cash and cash equivalents include funds on hand, short-term money market investments, and certificate of deposit accounts with original maturities of 90 days or less.

Revenue Recognition

The Company's principal source of revenue is from customer dining transactions. Revenue is recognized at the time the meal is paid for by the customer, in the form of cash or credit card.

Deferred Gains

Deferred gains on sale-leaseback transactions are accreted to income as a reduction of rent expense over the related lease terms in accordance with Statement of Financial Accounting Standards ("SFAS") No. 98, *Accounting for Leases*.

Management Fee Income

The Company earns management fees on restaurants operated under contracts with a single owner. The management fees are based upon a percentage of adjusted revenues in accordance with the respective management agreements for each restaurant. During 2002, two restaurants were closed by the owner (San Francisco, California and El Paso, Texas), terminating the management agreements for those restaurants and reducing the number of restaurants operated under management agreements to four. Management fee income has not been recorded by the Company since September 2001 as a result of not meeting the cash flow provisions pursuant to the management agreement.

Inventories

Inventories consist primarily of food, beverages, and supplies and are stated at the lower of cost, determined on a first-in, first-out basis (FIFO), or net realizable value.

Fair Market Value of Financial Instruments

The carrying value of cash equivalents, accounts receivable, other assets, accounts payable, accrued liabilities, and other liabilities approximate fair value due to the short-term nature of these instruments. The revolving lines of credit approximate fair value as they bear interest at indexed rates. Fixed rate long-term debt is currently at rates similar to current quotations for similar debt.

Property and Equipment

Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives, while leaseholds are amortized over the shorter of 20 years or the lease term including option periods, which have economic penalties, and consist of the following (in thousands):

	Useful Lives (years)	December 30, 2002	December 31, 2001
Land	--	$ 534	$ 534
Land held for sale	--	1,203	--
Building and leasehold improvements	5-20	58,599	53,650
Kitchen equipment	5-7	22,913	21,591
Restaurant equipment	5-10	10,183	9,094
Smallwares and décor	5-10	7,677	7,557
Office equipment, software, and furniture	5-7	6,445	4,711
		107,554	97,137
Less: Accumulated depreciation and amortization		(39,854)	(33,277)
		67,700	63,860
Construction in progress		3,565	1,362
Total		$ 71,265	$ 65,222

Depreciation expense was $8,038,000 for 2002, $7,912,000 for 2001, and $7,087,000 for 2000.

Construction in progress (CIP) represents costs incurred by the Company during the development of future restaurant sites for fixtures and building improvements. As a result of lease cancellations of not yet built Bamboo Club locations (Fairfax, Virginia, San Antonio, Texas, and Fort Worth Texas), we wrote off Construction in progress costs of $415,000.

Franchise Fees

Franchise fees represent the value assigned to the franchise agreements in the regions acquired and to the licenses to operate the restaurants. These agreements provide for an initial term of 20 to 30 years, with two renewal terms of 10 years each. Franchise area goodwill represents goodwill allocated to the geographic area for developing T.G.I. Friday's purchased and it qualifies as an intangible asset with a determinable life. These costs are being amortized on a straight-line basis over the life of the agreement and consist of the following (in thousands):

	Amortization Period (years)	December 30, 2002	December 31, 2001
Franchise area goodwill	20	$ 994	$ 994
Franchise fees and license costs	20-30	3,173	3,163
Less: Accumulated amortization		(1,035)	(861)
Total		$ 3,132	$ 3,296

Goodwill

The Company has recorded significant goodwill in conjunction with major acquisitions. During 2002, the Company adopted FASB Statement No. 142, *Goodwill and Other Intangible Assets*. Statement 142 eliminates the amortization of all existing and newly acquired goodwill on a prospective basis and requires companies to assess goodwill impairment, at least annually, based on the fair value of the reporting unit. Effective January 1, 2002 the Company discontinued amortizing goodwill.

The following table presents reported net loss and loss per share exclusive of goodwill amortization expense for the years ended December 30, 2002, December 31, 2001, and December 25, 2000 (in thousands):

	2002	2001	2000
Reported net income (loss)	$ (8,577)	$ (111)	$ 3,678
Add back goodwill amortization	--	1,455	1,019
Adjusted net income (loss)	$ (8,577)	$ 1,344	$ 4,697
Basic Income (loss) Per Share:			
Reported net income (loss) per common share	$ (0.61)	$ (0.01)	$ 0.34
Add back goodwill amortization	--	0.11	0.09
Adjusted net income (loss) per share	$ 0.61)	$ 0.10	$ 0.43
Diluted Income (loss) Per Share:			
Reported net income (loss) per common share	$ (0.61)	$ (0.01)	$ 0.33
Add back goodwill amortization	--	0.11	0.09
Adjusted net income (loss) per share	$ (0.61)	$ 0.10	$ 0.42

During 2002 we wrote off goodwill related to closing one T.G.I. Friday's location (Kansas City, MO) and impairing two other under-performing locations (Palm Desert, California and Citrus Heights, California) in anticipation of closing these locations in 2003 when their leases expire.

Goodwill Allocated to Areas	December 30, 2002	December 31, 2001
Acquisition of California T.G.I. Friday's	$ 10,750	$ 11,991
Acquisition of Midwest and Arizona T.G.I. Friday's	1,495	1,414
Acquisition of Redfish	450	450
Acquisition of Bamboo Club	10,300	10,300
Total	$ 22,995	$ 24,155

Other Accrued Liabilities

Other accrued liabilities consist of the following (in thousands):

	December 30, 2002	December 31, 2001
Accrued payroll	$ 3,736	$ 2,264
Accrued property and sales tax	1,912	1,763
Accrued insurance	1,415	2,616
Accrued rent	3,142	2,120
Gift certificate liability	1,249	951
Other accrued liabilities	4,553	3,745
Total	$ 16,007	$ 13,459

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred taxes are provided based on temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities, using enacted tax rates in the years in which the differences are expected to reverse. Deferred tax assets are reviewed periodically for recoverability and valuation allowances are provided as necessary.

Earnings (Loss) per Share

Basic earnings (loss) per share ("EPS") is computed by dividing earnings (loss) available to stockholders by the weighted-average number of shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or contracts to issue common stock were exercised or converted to stock or resulted in the issuance of stock or resulted in the issuance of stock that then shared in the earnings or losses of the Company. The assumed exercise of outstanding stock options and warrants has been excluded from the calculations of diluted net loss per share as their effect is antidilutive.

The Company has calculated earnings per share ("EPS") in accordance with SFAS No. 128, *"Earnings Per Share."* The following table sets forth basic and diluted EPS computations for the years ended December 30, 2002, December 31, 2001, and December 25, 2000 (in thousands, except per share amounts):

	2002			2001			2000		
	Net Loss	Shares	Per Share Amount	Net Income	Shares	Per Share Amount	Net Income	Shares	Per Share Amount
Basic EPS	$(8,577)	14,105	$ (0.61)	$(111)	14,048	$(0.01)	$3,678	10,944	$0.34
Effect of stock options and warrants	--	594	--	--	533	--	--	173	0.01
Anti-dilutive stock options and warrants	--	(594)	--	--	(533)	--	--	--	--
Diluted EPS	$(8,577)	14,105	$(0.61)	$(111)	14,048	$(0.01)	$3,678	11,117	$0.33

Segment Reporting

The Company has three operating segments that are managed based on its restaurant concepts, T.G.I. Friday's, Redfish, Bamboo Club and Alice Cooper'stown. SFAS No. 131 allows for aggregation of similar operating segments into a single reportable operating segment if the components are considered similar under certain criteria. As a result of the foregoing, the Company believes that its restaurants meet the criteria supporting aggregation of all restaurants into one reporting unit. Accordingly, the Company has not presented separate financial information for each of its operating segments, as the Company's consolidated financial statements present its one reporting unit.

Stock-Based Compensation Plans

FASB Statement No.123, *Accounting for Stock-Based Compensation* was issued by the FASB in 1995 and, if fully adopted, changes the methods for recognition of cost on plans similar to those of the Company. Adoption of FASB Statement No. 123 is optional; however, pro forma disclosures as if the Company had adopted the cost recognition method are required. Had compensation cost for stock options awarded under these plans been determined consistent with FASB Statement No. 123, the Company's net income (loss) and earnings (loss) per share would have reflected the following pro forma amounts:

	December 30, 2002	December 31, 2001	December 25, 2000
	(In Thousands, Except Per Share Amounts)		
Net Income (loss):			
As Reported	$(8,577)	$(111)	$3,678
Pro Forma	$(9,624)	$(961)	$2,736
Diluted EPS:			
As Reported	$(0.61)	$(0.01)	$0.33
Pro Forma	(0.68)	(0.07)	0.25

The weighted average fair value at the date of grant for options granted during fiscal 2002, 2001 and 2000 were estimated using the Black-Scholes pricing model with the following assumptions: weighted average risk-free interest rate of 2.73%, 5.22%, and 6.29%; weighted average volatility of 53.72%, 50.00%, and 52.70% and; expected life of 4 years; and weighted average dividend yield of 0.0%.

Details regarding the options outstanding as of December 30, 2002 are as follows:

	Outstanding			Exercisable	
Range of Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$1.88 - $2.75	1,055,167	4.07 years	$2.27	1,035,722	$2.30
$3.00 - $3.65	1,678,003	6.73 years	$3.35	1,347,391	$3.30
$4.00 - $6.01	754,250	8.01 years	$4.66	241,667	$4.71
Total	3,487,420			2,624,780	

Derivative Financial Instruments

The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. The Company utilizes an interest rate swap agreement to hedge the effects of fluctuations in interest rates related to one of its long-term debt instruments. The interest rate swap agreement meets the criteria for cash flow hedge accounting. Amounts receivable or payable due to settlement of the interest rate swap agreement are recognized as interest expense on a monthly basis. A mark-to-market adjustment is recorded as a component of stockholders' equity, net of taxes, to reflect the fair value of the interest rate swap agreement. The Company discontinues hedge accounting prospectively if it is determined that the derivative is no longer effective.

In conjunction with the Bank of America development facility, the Company entered into an interest rate swap agreement with Bank of America which fixes the Company's base interest rate at 6.26% per annum on a notional amount of $12,500,000 from July 2002 through June 2014. The swap qualifies as a cash flow hedge in accordance with SFAS No. 133. On a periodic basis, the Company adjusts the fair market value of the swap on the balance sheet and offsets the amount of the change to other comprehensive income. As of December 30, 2002, the fair value of the hedge resulted in a liability of $1,884,919.

On March 26, 2002, the Company entered into an interest rate swap agreement with Bank of America on a note held by CNL Funding with a remaining unpaid balance of $5,516,000. The interest rate on the note, 9.457%, is the same as the interest rate to be received under the interest rate swap agreement. The swap effectively floats the 9.457% note to a 30-day LIBOR base plus a spread of 4.34% on a notional amount of $5,516,000. On a quarterly basis, the Company adjusts the fair market value of the swap on the balance sheet and offsets the amount of the change to other comprehensive income. As of December 30, 2002, the fair value of the hedge resulted in an asset of $450,114.

On April 18, 2002, the Company entered into an additional interest rate swap agreement with Bank of America. This swap agreement effectively fixes the Company's interest rate to 5.65% per annum (plus credit spread) on a notional amount of $10,700,000 from May 2002 through May 2012. The swap qualifies as a cash flow hedge in accordance with SFAS No. 133. On a periodic basis, the Company adjusts the fair market value of the swap on the balance sheet and offsets the amount of the change to other comprehensive income. As of December 30, 2002, the fair value of the hedge resulted in a liability of $1,203,299.

Comprehensive Income (Loss)	December 30, 2002	December 31, 2001
Net Income (loss)..	$ (8,577)	$ (111)
Other comprehensive income (loss), net of taxes of $0 and $135,000 for the periods ended December 30, 2002 and December 31, 2001, respectively..................................	(2,302)	(202)
Comprehensive income (loss)	$ (10,879)	$ (313)

Reclassifications

Certain amounts in 2001 and 2000 have been reclassified to conform to the current year presentation.

Accounting for Long-Term Assets and Impairment Charges

Long-lived assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount of the asset may not be recoverable. If the sum of the expected future cash flows (undiscounted and without interest charges) from an asset to be held and used in operations is less than the carrying value of the asset, an impairment loss must be recognized in the amount of the difference between the carrying value and the fair value of the assets.

The Company has a policy of reviewing the financial operations of its restaurant locations on at least a quarterly basis. Locations that are not meeting expectations are identified and continue to be watched closely throughout the year. Primarily in the fourth quarter, actual results are reviewed and budgets for the ensuing year are analyzed. If management deems that a locations results will continue to be below expectations, alternatives for its continued operation are considered. At that time, the Company performs asset impairment testing, if it is determined that the fair value of an asset is greater than its carrying value, an impairment charge is recorded. Upon a triggering event such as a formal decision for abandonment (restaurant closure), the Company may record additional impairment of assets, including an allocation of goodwill. Any carryover basis of assets is depreciated over the respective remaining useful lives.

Fair value of assets is determined primarily on the likelihood of future use of the assets through operations or by the value that could be received for the asset if sold.

Other charges include write-offs of allocated goodwill, severance, contract termination, professional service costs, and settlement of litigation. During the fourth quarter 2001, the Company recorded an impairment charge of approximately $1,615,000 against its management agreement with CNL for five Northern California locations and the El Paso location. Other charges in 2000 represent the final settlement gain (in excess of book value) the Company received from the City and County of San Francisco, California in connection with condemnation proceedings against a restaurant the Company operated.

As a result of applying this policy, during fiscal years ended 2002, 2001, and 2000, the Company recognized a loss (gain) on the sale of assets and impairment of certain assets as follows (in thousands):

	December 30, 2002	December 31, 2001	December 25, 2000
Impairment charges and other:			
Long-lived asset impairments and other	$ 4,323	$ 1,838	$ 832
Condemnation settlement (San Francisco, CA)	--	--	(924)
Write-off of goodwill allocated to closed stores.	1,160	--	--
Lease cancellation charges	2,060	--	--
Impairment of receivables (Mngmt. Agreement)	--	1,615	--
Write-down of land (El Paso, Texas)	400	--	--
Total impairment charges and other	$ 7,943	$ 3,453	$ (92)

The long-lived asset impairment amount in the table above represents the net book value of the fixed assets which will not be recovered through regular operations, computed on a discounted cash flow basis. This amount in 2002 consists primarily of impairments related to six Fridays locations, three not yet built Bamboo Club locations and one Redfish location.

Reduction of Disputed Liabilities

During the first quarter of 2000, the Company's primary food distributor (Ameriserve) declared bankruptcy. Leading up to the bankruptcy, the Company experienced a reduction in performance by Ameriserve, causing disruption in the Company's operations and an increase in delivery and food costs as the Company searched for alternative sources of supply. The level of service provided by Ameriserve continued to decline subsequent to the bankruptcy. When Ameriserve declared bankruptcy, the Company had open accounts payable due Ameriserve, but also had the right of offset for costs incurred because Ameriserve dissolved its causal dining business. As of December 25, 2000, the Company was in negotiation to resolve the dispute with Ameriserve. A final settlement was reached which reduced the liability due by approximately $1,591,000. This amount was recorded in the fourth quarter of 2000.

Valuation Reserves

Valuation reserves for the years ended December 30, 2002, December 31, 2001, and December 25, 2000, consist of the following:

	Balance at Beginning of Period	Expense Recorded	Payments Made	Balance at End of Period
Reserve for legal settlement losses:				
Year ended December 30, 2002	$34,000	$ (30,000)	$ (4,000)	$ —
Year ended December 31, 2001	149,000	—	(115,000)	34,000
Year ended December 25, 2000	1,153,000	90,000	(1,094,000)	149,000
Insurance and claims reserves:				
Year ended December 30, 2002	$2,616,300	$ 9,629,935	$(10,830,935)	1,415,300
Year ended December 31, 2001	1,668,700	5,258,539	(4,310,939)	2,616,300
Year ended December 25, 2000	1,593,800	3,764,600	(3,689,700)	1,668,700

In 2001, the Company paid the balance of the legal fees reserved for in 2000 amounting to $111,000. The remaining balance of $34,000 represents a reserve for the settlement of the remaining outstanding gift certificates from stores acquired in California during 1998.

3. INCOME TAXES

Income tax expense (benefit) consists of the following (in thousands):

	Current	Deferred	Total
Year ended December 30, 2002:			
U.S. Federal	$ (341)	$ 1,536	$ 1,195
State and local	--	114	114
	$ (341)	$ 1,650	$ 1,309
Year ended December 31, 2001:			
U.S. Federal	$ 228	$ (913)	$ (685)
State and local	175	(135)	40
	$ 403	$ (1,048)	$ (645)
Year ended December 25, 2000:			
U.S. Federal	$ --	$ --	$ --
State and local	--	250	250
	$ --	$ 250	$ 250

Deferred income taxes arise due to differences in the treatment of income and expense items for financial reporting and income tax purposes. In the current year, the Company generated a net operating loss. The effect of temporary differences and carryforwards that gave rise to deferred tax balances at December 30, 2002 and December 31, 2001, were as follows (in thousands):

Net Deferred Tax Assets/(Liabilities)	December 30, 2002	December 31, 2001
	(In Thousands)	
Temporary differences:		
Basis differences in investments	$ 366	$ 652
Basis differences in depreciable and amortizable assets	(4,942)	(3,944)
Provision for estimated expenses	3,403	2,301
Revenue recognition	50	63
Interest rate swap	921	--
Tax carryforwards:		
General business and AMT credits	5,791	5,958
Net operating loss and capital loss carryforwards	3,621	2,320
Valuation reserve	(9,210)	(5,700)
Total	$ --	$ 1,650

The net change in the total valuation allowance for the year ended December 30, 2002 is the result of providing a full valuation allowance against all deferred tax assets because of the significant loss in 2002. At December 30 2002, the Company had approximately $7,463,000 federal net operating and tax credit carryforwards to be used to offset future income for federal income tax purposes. These carryforwards expire in the years 2003 to 2020.

Management believes that its ability to utilize its net operating loss carryforwards and certain of its general business and AMT credits to offset future taxable income within the carryforward periods under existing tax laws and regulations is subject to future profitability. However, because the Company has suffered significant net losses in the last two years it has concluded that a 100% valuation allowance against its net deferred tax assets is warranted. Reconciliations of the federal income tax rate to the Company's effective tax rate were as follows:

	December 30, 2002	December 31, 2001	December 25, 2000
Statutory federal rate	(34.0)%	(34.0)%	34.0%
State taxes, net of federal benefit	1.3	51.4	6.0
Nondeductible expenses	0.23	4.4	0.4
Benefit of FICA credit	--	--	(17.5)
Expiration of Capital loss	13.3		
Change in valuation allowance	37.17	(107.1)	(16.5)
	18.0%	(85.3)%	6.4%

At December 30, 2002 and December 31, 2001, $1,216,000, and $1,072,000, respectively, of estimated income tax payments are included in prepaid expenses. As a result of our significant loss in 2002, we have submitted an application of quick refund to the Internal Revenue Service for approximately $850,000.

4. LINE OF CREDIT

During the quarter ended September 21, 2001, we renewed our $5 million operating line at 1.125% over prime. The line of credit matured on July 15, 2002 and was renewed with similar terms in October 2002. No amounts were outstanding under this line in 2001 or 2002. The renewal agreement contained financial covenants which limit the amount of total debt we can borrow. At December 30, 2002, we violated one of the financial covenants and were unable to borrow on the line. As a result of the financial restrictions placed by the financial covenants of this agreement, we cancelled this agreement in March 2003.

5. LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

	Maturity Dates	Interest Rates as of December 30, 2002	Annual Principal Payments	December 30, 2002	December 31, 2001
CNL Term Loan II, secured by assets of 16 T. G. I Friday's Restaurants	2012	9.457% and the one month LIBOR rate plus 320 basis points	$1,004	$ 16,535	$ 17,539
Bank of America	2013	3.75%	252	15,738	6,525
Merrill Lynch	2007-15	3.96%	440	5,485	5,925
FFCA	2002-16	10.5%	174	32	985
GE Capital	2002-14	4.81%	288	2,774	3,442
FMAC	2010-15	7.64%-11.0%	891	14,936	15,828
Total			$3,049	55,500	50,244
Less current portion				(3,502)	(3,012)
Total				$ 51,998	$ 47,232

As of September 30, 2002, we had fully utilized our $15,000,000 development facility with Bank of America to finance construction or refinance T.G.I. Friday's restaurants.

In October 2002, we secured a $15 million financing commitment through GE Franchise Finance. The terms include $6 million for financing of equipment and leasehold improvements for the seven Bamboo Clubs already open and approximately $9 million for new Bamboo Club development. At December 30, 2002 there were no borrowings outstanding under this commitment.

In July 2002, we amended our Bank of America development facility to provide for an additional $1,000,000 in financing. During 2002, we borrowed an additional $9,465,000 to fund construction on two locations (T.G.I. Friday's San Tan, Chandler, Arizona and Porter Ranch, California) and to refinance two existing locations (T.G. I. Friday's Cerritos, California and Oxnard, California) for which we paid off higher rate debt. By September 30, 2002, we had fully utilized our development facility with Bank of America.

All of our loan agreements contain various financial covenants that are generally measured at the end of each quarter. At December 30, 2002, we met all of the financial covenants for all debt agreements.

All long-term debt is secured by certain assets of various restaurant locations.

Maturities of long-term debt, giving effect to the borrowings discussed above, were as follows at December 30, 2002 (in thousands):

2003	$ 3,502
2004	3,792
2005	4,168
2006	4,412
2007	4,738
Thereafter	34,888
Total	$ 55,500

6. STOCKHOLDERS' EQUITY

In October 2000, the Company completed a rights offering by selling 4,011,740 shares of its common stock to its existing stockholders. The net proceeds were $9,425,000.

Stock Options

On April 30, 2002, the Company's Board of Directors adopted, and on June 24, 2002, its stockholders approved, the 2002 Incentive Stock Option Plan (the "2002 Plan"). The 2002 Plan provides for the issuance of options to acquire up to 1,000,000 shares of the Company's Common Stock. The options are intended to qualify as incentive stock options within the meaning of Section 422A of the Internal Revenue Code or as options which are not intended to meet the requirements of such section ("non-qualified stock options"). Awards granted under the 2002 Plan also may include stock appreciation rights and restricted stock awards.

The exercise price of all incentive stock options granted under the 2002 Plan must be at least equal to the fair market value of such shares as of the date of grant or, in the case of incentive stock options granted to the holder of 10% or more of the Company's Common Stock, at least 110% of the fair market value of such shares on the date of grant. The plan administrator (currently the Board of Directors) shall set the term of each stock option, but no incentive stock option shall be exercisable more than 10 years after the date such option is granted. The Company also has granted options under the 1990, 1995, and 1999 Incentive Stock option Plans, all of which contain similar terms to the 2002 Incentive Stock Option Plan.

On July 22, 2002, the Company's Board of Directors approved the issuance of an additional 262,000 options to acquire the Company's Common Stock. The record date of the awards was set to the close of business on July 23, 2002. The market price of the Company's Common Stock on July 23, 2002 was $4.16.

The Company is also authorized to issue or has outstanding options under all of its unexpired stock option plans. In addition, the Company's Board of Directors approved the issuance of 50,000 non-statutory stock options to one of the Company's officers during 2000 and 150,000 non-statutory stock options to one of the Company's officers in 2001.

A summary of the status of the Company's stock option plans at December 30, 2002, December 31, 2001, and December 25, 2000 and changes during the years then ended is presented in the table and narrative below:

	2002		2001		2000	
	Shares	Wtd. Avg. Price	Shares	Wtd. Avg. Price	Shares	Wtd. Avg. Price
Options outstanding at beginning of period	3,234,497	$3.14	2,733,000	$3.05	2,439,000	$3.22
Granted	444,250	2.87	644,000	3.79	473,000	3.38
Exercised	(117,664)	3.26	(6,999)	3.02	-	-
Cancelled	(73,663)	3.43	(135,504)	3.47	(179,000)	2.88
Options outstanding at end of period	3,487,420	3.30	3,234,497	3.14	2,733,000	3.05
Exercisable at end of period	2,624,780	3.03	2,112,332	2.96	1,859,333	2.91
Weighted average fair value of options granted		$3.04		$2.56		$1.52

Common Stock Warrants

As of December 30, 2002 and December 31, 2001, the Company had 231,277 outstanding warrants to acquire its common stock with its lenders in connection with the issuances of previously paid off debt. The warrants are exercisable at $9.08 per share and expire in March 2004.

7. COMMITMENTS AND CONTINGENCIES

Development Agreements

The Company is obligated under separate development agreements with Carlson Restaurants Worldwide to open 5 new T.G.I. Friday's restaurants through 2003. The development agreements give Carlson Restaurants Worldwide certain remedies in the event the Company fails to timely comply with the development agreements, including the right, under certain circumstances, to reduce the number of restaurants the Company may develop in related franchised territory or to terminate the Company's exclusive rights to develop restaurants in the related franchised territory. The Company's development territories include Arizona, Nevada, New Mexico, California, and the Kansas City and El Paso metropolitan areas. The Company currently has one T.G.I. Friday's restaurant under construction and does not anticipate building any additional T.G.I. Friday's during 2003. With regard to the development agreements, the Company, based on past history, expects to receive the appropriate waivers from Carlson Restaurants Worldwide.

Franchise, License, and Marketing Agreements

In accordance with the terms of the T.G.I. Friday's restaurant franchise agreements, the Company is required to pay franchise fees of $50,000 for each restaurant opened. The Company also is required to pay a royalty of up to 4% of gross sales. Royalty expense was approximately $7,476,000, $7,444,000, and $6,656,000, under these agreements during 2002, 2001, and 2000, respectively. In addition, the Company could be required to spend up to 4% of gross sales on marketing. Marketing expense for T.G.I. Friday's locations under these agreements were approximately $5,250,000, $4,772,000, and $4,163,000, during 2002, 2001, and 2000, respectively.

Operating Leases

The Company leases land and restaurant facilities under operating leases having terms expiring at various dates through January 2020. The restaurant leases have from two to three renewal clauses of five years each at the option of the Company, and have provisions for contingent rentals based upon a percentage of gross sales. The Company's minimum future lease payments as of December 30, 2002, were as follows (in thousands):

2003	$ 11,499
2004	10,835
2005	10,230
2006	9,708
2007	9,227
Thereafter	77,722
Total	$ 129,221

Rent expense during 2002, 2001, and 2000 was approximately $11,950,000, $10,836,000, and $8,662,000, respectively. In addition, the Company paid contingent rentals of $1,061,000, $1,060,000, and $957,000 during 2002, 2001, and 2000, respectively. The difference between rent expense and rent paid is included in other liabilities and deferred credits in the accompanying consolidated balance sheets.

Sale-Leaseback Transactions

Historically, the Company has entered into sale-leaseback transactions in order to provide further funds for development activities. There were no sale-leaseback transactions in 2002. During the first quarter of fiscal 2001, the Company completed three sale-leaseback transactions with regard to the buildings, fixtures, and improvements at two restaurant sites whereby the Company leased back the restaurant sites under operating leases over a twenty-year period under terms similar to those in the preceding paragraph. The Company received proceeds of approximately $4,993,000. The transactions resulted in a deferred loss of approximately $41,000, which will be accreted to income as a reduction of rent over the twenty-year lease terms. Pursuant to the lease agreements, annual base rent was approximately $833,000 as of December 30, 2002, with 10% increases in base rent occurring in 2005, 2010, and 2015. In addition, the Company may be required to pay percentage rent if revenue levels reach certain break points. In 2002 and 2001, no percentage rent was required for these locations.

During fiscal 2000, the Company completed five sale-leaseback transactions at an aggregate selling price of $14,494,000. The transactions resulted in a deferred gain of approximately $1,009,000, which will be accreted to income as a reduction of rent expense over the twenty-year lease terms. Pursuant to the lease agreements, annual base rent equals approximately $1,449,000 as of December 30, 2002, with 10% increases in base rent occurring in 2005, 2010, and 2015. In addition, the Company may be required to pay percentage rent if revenue levels reach certain break points. In 2002, 2001 and 2000, no percentage rent was required for these locations.

Contingencies

In the normal course of business, the Company is named as a defendant in various claims and litigation matters. From time to time, we are subject to routine contract, negligence, employment related, and other litigation in the ordinary course of business. In January 2002, we were served with a lawsuit filed on behalf of a current employee, seeking damages, under California law, for both missed breaks and missed meal breaks the employee alleges she did not receive. This lawsuit seeks to establish a class action relating to our California operations. We intend to vigorously defend this lawsuit, both on the merits of the employee's case and the issues relating to class action status. Other than the preceding, we are not subject to any pending litigation that we believe will have a material adverse effect on our business or financial condition, results of operations or liquidity.

The Company is also subject, from time to time, to audit by various taxing authorities reviewing the Company's income, property, sales, use, and payroll taxes. Management believes that any finding from such audits will not have a material impact on its financial position, results of operations, or liquidity.

8. BENEFIT PLANS

The Company maintains a 401(k) Savings Plan for all of its employees. The Company currently matches 50% of the participants' contributions for the first 4% of the participants' compensation. Contributions by the Company were approximately $257,000, $ 248,000, and $174,000 during 2002, 2001, and 2000, respectively.

9. RELATED PARTY TRANSACTIONS

In December 1993, the Company entered into a five-year lease agreement for corporate office space with an entity controlled by Steven Sherman, who served as a director of the Company until February 2000. During 1998 the lease was amended to extend the original term through January 31, 2004. Approximately $315,000, $253,000, and $224,000, were paid in rent for this leased space during 2002, 2001, and 2000, respectively. In addition, a new lease was entered into with the same entity in 2002 wherein the Company leased additional office space with a 10-year term commencing on April 1, 2002.

The Company is under contract to manage four restaurants with an unrelated party. The Company is obligated to provide restaurant management to the operations. The Company receives a management fee for these services if certain cash flow provisions are met. The fees totaled $432,000 and $611,000 in each of fiscal years 2001 and 2000, respectively. Management fee income has not been earned or recorded by the Company since the end of the first quarter of 2001 as a result of not meeting the cash flow provisions pursuant to the management agreement. At December 31, 2001, the Company recorded an impairment charge against the management agreement of $1,615,000. The Company had receivables of approximately $471,000 and $1,167,000 as of December 30, 2002 and December 31, 2001, respectively, related to the funding of operations.

10. SUBSEQUENT EVENT

In January 2003, we entered into a 10-year lease renewal and modification agreement for our corporate offices. This agreement increased the size of the existing space, allowing us to combine our three office locations into one contiguous space. This will result in a reduction in total space leased and a reduction in annual rent expense. We believe that the leased space is adequate for our current and reasonably anticipated future needs.

EXHIBIT 21

LIST OF SUBSIDIARIES

Subsidiary	Jurisdiction
Bamboo Club, Inc.	Arizona
Bamboo Club of Texas, Inc.	Texas
Cornerstone Productions, Inc.	Delaware
Main St. / Cornerstone Texas, Inc.	Texas
Main St. Midwest, Inc.	Kansas
Main St. California, Inc.	Arizona
Main St. El Paso, Inc.	Arizona
Redfish America, LLC	Arizona
Redfish Cleveland, Inc.	Ohio

EXHIBIT 23.1

INDEPENDENT AUDITOR'S CONSENT

The Board of Directors
Main Street and Main Incorporated:

We consent to incorporation by reference in the registration statements filed on Form S-3 (File Nos. 333-71230, 333-28659, 333-78161, 333-42122 and 333-55108) and Form S-8 (File Nos. 333-43612, 333-78155, 333-89931, and 333-55100) of Main Street and Main Incorporated of our report dated March 4, 2003, relating to the consolidated balance sheets of Main Street and Main Incorporated and subsidiaries as of December 30, 2002 and December 31, 2001, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income (loss) and cash flows for the years then ended, which report appears in the December 30, 2002 annual report on Form 10-K of Main Street and Main Incorporated.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets", which changed the Company's method of accounting for goodwill and other intangible assets effective January 1, 2002.

/s/ KPMG LLP

Phoenix, Arizona
March 31, 2003

EXHIBIT 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Main Street and Main Incorporated (the "Company") for the year ended December 30, 2002, as filed with the Securities and Exchange Commission on March 31, 2003 (the "Report"), I, Michael Garnreiter, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(3) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(4) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

MAIN STREET AND MAIN INCORPORATED

/s/ Michael Garnreiter
Michael Garnreiter
Chief Financial Officer

Date: March 31, 2003

A signed original of this written statement required by Section 906 has been provided to Main Street and Main Incorporated and will be retained by Main Street and Main Incorporated and furnished to the Securities and Exchange Commission and its staff upon request.

Board of Directors

JOHN F. ANTIOCO
Chairman and
Chief Executive Officer
Blockbuster Inc.
Dallas, Texas

BART A. BROWN, JR
Chief Executive Officer
Main Street and Main
Incorporated
Phoenix, Arizona

WILLIAM G. SHRADER
President and
Chief Operating Officer
Main Street and Main
Incorporated
Phoenix, Arizona

JANE EVANS
Scottsdale, Arizona

JOHN C. METZ
Chairman
Metz Inc.
Dallas, Pennsylvania

WANDA WILLIAMS
Sulphur, Louisiana

DEBRA BLOY
Paradise Valley, Arizona

Executive Officers

JOHN F. ANTIOCO
Chairman of the Board

BART A. BROWN, JR.
Chief Executive Officer

WILLIAM G. SHRADER
President and
Chief Operating Officer

MICHAEL GARNREITER
Chief Financial Officer,
Executive Vice President
and Treasurer

JEFF SMIT
Senior Vice President-
Restaurant Operations

MICHAEL J. HERRON
General Counsel and Secretary

Corporate Headquarters

Main Street and Main
Incorporated
5050 North 40th Street
Suite 200
Phoenix, Arizona 85018

Phone: (602) 852-9000
Fax: (602) 852-9001

Website Address

www.mainandmain.com

Legal Counsel

Greenburg, Traurig, LLP
Phoenix, Arizona

Independent Public Accountants

KPMG LLP
Phoenix, Arizona

Stock Transfer Agent

Computershare Trust Co., Inc.
Lakewood, Colorado

Annual Meeting

Our Annual Meeting of Stockholders will take place on June 17, 2003 at 10:00 A.M., at Lon's Restaurant at the Hermosa Inn, 5532 North Palo Cristi Road, Paradise Valley, Arizona.

Form 10-K and Additional Information

Stockholders may obtain additional copies of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K, without charge, upon written request to Pat Davies at the Company's corporate headquarters.

Form 10-K and additional information are also available on the Company's website.

Stock Listing

Ticker Symbol: MAIN on NASDAQ/NMS
Newspaper Listing: MainSt

A summary of the high and low closing sales prices per share for the Company's Common Stock is presented below.

2002	High	Low
1st Quarter	$ 6.00	$ 4.00
2nd Quarter	6.37	5.73
3rd Quarter	6.00	3.07
4th Quarter	3.25	1.72

2001	High	Low
1st Quarter	$ 3.13	$ 2.50
2nd Quarter	4.15	2.94
3rd Quarter	5.91	3.35
4th Quarter	5.81	3.55

The Company has never paid dividends on its Common Stock and does not anticipate that it will do so in the foreseeable future.

5050 North 40th Street, Suite 200
Phoenix, Arizona 85018
(602) 852-9000

www.mainandmain.com